SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
and Subsidiaries
Financial Statements
at December 31, 2005 and 2004
and Report of Independent Auditors

Report of Independent Auditors

To the Board of Directors and Shareholders
Braskem S.A.

1
We have audited the accompanying balance sheets of Braskem S.A. and the consolidated balance sheets of Braskem S.A. and its subsidiaries as of December 31, 2005 and 2004, and the related statements of income, of changes in shareholders’ equity and of changes in financial position of Braskem S.A., as well as the related consolidated statements of income and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements at and for the years ended December 31, 2005 and 2004 of the jointly-controlled entities Politeno Indústria e Comércio S.A. and Petroflex Indústria e Comércio S.A., which are recorded under the equity method, were conducted by other independent auditors. Our opinion, insofar as it relates to the amou nts of these investments and the profits generated by them, of R$ 223,783 thousand and R$ 45,560 thousand, respectively, in 2005 and R$ 203,465 thousand and R$ 61,451 thousand, respectively, in 2004, is based solely on the opinions of the other independent auditors.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3
In our opinion, based on our audit and on the reports issued by other independent auditors, the financial statements audited by us present fairly, in all material respects, the financial position of Braskem S.A. and of Braskem S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of operations, the changes in shareholders’ equity and the changes in financial position of Braskem S.A., as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

4
As described in Notes 17(c) and 20 to the financial statements, Braskem S.A. and certain subsidiaries are parties to significant lawsuits which seek exemption from payment of social contribution on net income and a lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of the Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the state of Bahia (SINDIQUÍMICA). Based on the opinion of its outside legal advisors and Company management, no material losses are expected from these disputes. Accordingly, these financial statements do not include any provisions to cover the possible effects of these lawsuits.

5
Based on the decision of the Federal Supreme Court (STF), the management of the former indirect subsidiary OPP Química S.A., merged into Braskem S.A. in March 2003, recorded an Excise Tax (IPI) credit in the amount of R$ 1,030,125 thousand in the results for the year ended December 31, 2002. Although the National Treasury has filed an appeal of certain aspects of this decision, as described in Note 9(i), management has concluded, based on the opinion of its legal advisors that this appeal cannot significantly alter the receivable recorded by the subsidiary.

6
The Company belongs to a group of companies comprising the Braskem Group and carries out financial and commercial transactions, in significant amounts, with its subsidiaries and other Group companies, under the conditions described in Note 8 to the financial statements.

7
As described in Note 1(b) to the financial statements, the Company and some of its subsidiaries are involved in a broad business and corporate restructuring process, intended to give the industry a more adequate capital structure, greater profitability, competitiveness and economies of scale. The Company and some of its subsidiaries are being, and will continue to be, affected by economic and/or corporate changes resulting from this process, the outcome of which will determine how the operations of the Company and its subsidiaries will develop. Additionally, this process and the matters described in Note 2 have affected the comparability between the financial statements as of December 31, 2005 and the financial statements of the prior year.

8
As described in Notes 11, 12, and 13 to the financial statements, the Company and some of its subsidiaries recognized in their financial statements goodwill on the acquisition of investments based on the fair values of fixed assets and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of the goodwill balances, and the current amortization criteria in the financial statements of future years will depend upon the realization of the projected cash flows and income and expenses used by the valuers in determining the fair values, as well as the future profitability of the investees.

9
Our audits were conducted for the purpose of forming an opinion on the basic financial statements, referred to in the first paragraph, taken as a whole. The statements of cash flows and added value, presented in Attachments I and II to provide supplementary information about the Company and its subsidiaries, are not a required part of the basic financial statements, in accordance with accounting practices adopted in Brazil. This information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Salvador, February 6, 2006

PricewaterhouseCoopers	Marco Aurélio de Castro e Melo
Auditores Independentes	Contador CRC 1SP153070/O-3 "S" BA
CRC 2SP000160/O-5 "F" BA

Braskem S.A. and Subsidiaries

Balance Sheets at December 31
In thousands of reais

		Parent company		Consolidated

		(Reclassified)		(Reclassified)
Assets	2005	2004	2005	2004

Current assets
Cash and cash equivalents	1,461,090	1,556,869	2,135,740	1,793,955
Marketable securities	3,503		145,794	21,599
Trade accounts receivable	963,333	1,265,921	1,493,312	1,630,629
Inventories	1,250,072	1,259,557	1,567,453	1,562,414
Taxes recoverable	263,677	381,774	324,868	476,011
Deferred income tax and social contribution			2,406	10,651
Dividends and interest on capital receivable	43,979	93,279
Insurance indemnifications	15,141	20,230	15,141	20,230
Advances to suppliers	37,255	26,460	40,038	31,636
Prepaid expenses	41,622	50,609	48,800	57,752
Other accounts receivable	35,863	35,596	44,333	63,372

	4,115,535	4,690,295	5,817,885	5,668,249

Long-term receivables
Marketable securities	636,303	61,422	325	61,961
Trade accounts receivable	47,479	18,247	49,676	23,146
Inventories	71,817	47,669	75,783	50,369
Taxes recoverable	395,975	175,894	559,423	251,260
Deferred income tax	277,250	301,527	292,600	315,302
Judicial deposits and compulsory loan	34,899	29,173	36,522	28,934
Related parties	57,181	745,765	40,560	35,181
Other accounts receivable	22,328	1,108	27,257	9,111

	1,543,232	1,380,805	1,082,146	775,264

Permanent assets
Investments
Subsidiaries	2,024,713	3,474,144	6,206	5,838
Associated companies	25,761	4,851	25,761	4,851
Other investments	8,364	8,364	34,212	35,820
Property, plant and equipment	5,279,334	4,823,535	5,964,156	5,457,558
Deferred charges	1,911,002	2,209,529	2,660,385	3,102,687

	9,249,174	10,520,423	8,690,720	8,606,754

Total assets	14,907,941	16,591,523	15,590,751	15,050,267

Braskem S.A. and Subsidiaries

Balance Sheets at December 31
In thousands of reais

(continued)

		Parent company		Consolidated

		(Reclassified)		(Reclassified)
Liabilities and stockholders’ equity	2005	2004	2005	2004

Current liabilities
Suppliers	2,529,824	2,282,592	2,580,173	2,059,977
Loans and financing	612,227	1,435,094	895,004	1,785,945
Debentures	9,295	4,969	9,295	4,969
Investment fund in credit rights			225,387	22,431
Salaries and social charges	100,603	72,243	135,961	98,526
Taxes and contributions	167,131	158,546	192,169	179,656
Income tax and social contribution	10,810	23,581	19,002	51,468
Dividends and interest on capital payable	290,953	183,873	299,175	191,648
Advances from customers	34,784	24,844	42,027	47,944
Related parties		1,147,804	3,081	8
Insurance premiums payable	2,638	52,657	3,203	53,205
Other accounts payable	27,820	55,111	39,620	99,523

	3,786,085	5,441,314	4,444,097	4,595,300

Long-term liabilities
Suppliers	29,746	74,107	29,746	74,107
Loans and financing	3,331,415	3,315,086	2,857,472	3,059,571
Debentures	1,599,347	1,167,870	1,599,347	1,167,870
Investment fund in credit rights			404,122	201,766
Taxes and contributions	1,158,471	1,011,831	1,324,358	1,216,148
Deferred income tax	8,525	9,115	10,445	11,656
Related parties	3,372	671,381	3,044	115,764
Provision for loss on investments	199,797	535,604	9,280
Private pension plans	58,554	58,606	65,116	64,779
Other accounts payable	59,873	41,329	98,785	63,350

	6,449,100	6,884,929	6,401,715	5,975,011

Deferred income
Negative goodwill on the purchase of investments	25,655	30,250	87,941	93,230

Minority interests			121,232	203,093

Stockholders’ equity
Capital	3,402,968	3,402,968	3,402,968	3,402,968
Capital reserves	396,821	344,782	396,821	344,782
Treasury stock	(1,905)	(1,905)	(15,015)	(15,015)
Revenue reserves	849,217	489,185	750,992	450,898

	4,647,101	4,235,030	4,535,766	4,183,633

Total liabilities and stockholders’ equity	14,907,941	16,591,523	15,590,751	15,050,267

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statements of Operations
In thousands of reais

		Parent company		Consolidated

				(Reclassified)
	2005	2004	2005	2004

Gross Sales
Domestic market	12,736,053	12,136,932	14,099,136	13,579,361
Foreign market	2,395,862	1,957,624	2,944,199	2,620,838
Deductions
Taxes, freights and returns	(3,639,630)	(3,312,950)	(3,968,255)	(3,810,710)

Net Sales	11,492,285	10,781,606	13,075,080	12,389,489
Cost of products sold and services rendered	(9,276,273)	(8,120,344)	(10,361,716)	(9,222,970)

Gross profit	2,216,012	2,661,262	2,713,364	3,166,519

Operating expenses (income)
Selling	199,638	229,488	261,880	290,967
General and administrative	437,909	314,577	510,082	373,329
Directors’ fees	10,469	10,111	15,092	12,735
Equity in the earnings of subsidiaries and assoc.cos.
Equity in the results	(222,129)	(169,952)	(1,287)	(663)
Amortization of goodwill (negative goodwill), net	385,717	283,988	152,539	152,729
Exchange variation	(21,341)	8,767	(3,629)	9,645
Tax incentives			(39,225)	(44,979)
Provision (reversal) for losses on subsidiaries	(280,702)	(124,434)		7,500
Other	1,844	(3,059)	1,423	(16,615)
Depreciation and amortization	370,389	370,124	355,563	359,741
Financial expenses	552,804	1,074,796	675,757	1,307,249
Interest on capital	270,000	170,000	270,000	170,000
Reversal of interest on capital	(270,000)	(170,000)	(270,000)	(170,000)
Financial income	62,109	26,072	33,619	(68,632)
Other operating income, net	(69,891)	(34,283)	(22,753)	(42,994)

	1,426,816	1,986,195	1,939,061	2,340,012

Operating profit	789,196	675,067	774,303	826,507

Non-operating expenses, net	(24,865)	(26,544)	(25,156)	(29,820)

Income before income tax
and social contribution	764,331	648,523	749,147	796,687
Provision for income tax and social contribution	(54,869)	(92,341)	(147,737)	(226,470)
Deferred income tax and social contribution	(23,687)	136,497	(29,641)	141,375

Income before minority
interests	685,775	692,679	571,769	711,592
Minority interests			54,068	(24,565)

Net income for the year	685,775	692,679	625,837	687,027

Net income per thousand shares
at year end - R$	1.894	7.650

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and subsidiaries

Statements of Changes in Stockholders’ Equity
In thousands of reais

		Capital reserves		Revenue reserves

							Retained earnings
		Tax		Legal	Retention	Treasury	(accumulated
	Capital	incentives	Other	reserve	of profits	stock	déficit)	Total

At December 31, 2003	1,887,422	743,758	557			(10,137)	(463,281)	2,158,319

Capital increase (Notes 19 (a))	1,515,546							1,515,546
Exchange of shares (Note 1(g))						8,232		8,232
Absorption of accumulated deficit (Note 18(a))		(463,281)					463,281
Tax incentives		63,748						63,748
Dividends prescribed							684	684
Net income for the year							692,679	692,679
Appropriation of net income:
Legal reserve				34,634			(34,634)
Dividends proposed							(34,178)	(34,178)
Retention of profits					454,551		(454,551)
Interest on capital							(170,000)	(170,000)

At December 31, 2004	3,402,968	344,225	557	34,634	454,551	(1,905)		4,235,030

Tax incentives		52,039						52,039
Net income for the year							685,775	685,775
Appropriation of net income:
Legal reserve				34,289			(34,289)
Dividends proposed (Note 19(d))							(55,743)	(55,743)
Retention of profits					325,743		(325,743)
Interest on capital (Note 19(e))							(270,000)	(270,000)

At December 31, 2005	3,402,968	396,264	557	68,923	780,294	(1,905)		4,647,101

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statements of Changes in Financial Position
In thousands of reais

	Parent company			Consolidated

	2005	2004	2005	2004

				(Reclassified)
Financial resources were provided by:
Operations
Net income for the year	685,775	692,679	625,837	687,027
Expenses (income) not affecting working capital:
Depreciation, amortization and depletion	766,340	720,432	841,493	798,033
Equity in the earnings of subsidiaries and associated companies
Equity in the results	(222,129)	(169,952)	(1,287)	(663)
Amortization of goodwill (negative goodwill), net	385,717	283,988	152,539	152,729
Provision (reversal) for losses on investments	(280,702)	(124,434)		7,500
Exchange variation on investments	(21,341)	8,767	(3,629)	9,645
Tax incentives			(39,225)	(44,979)
Increase (decrease) in interests in investments and other	2,293	(2,576)	2,188	(16,030)
Disposals of permanent assets	1,067	2,368	5,056	5,513
Provision for loss of permanent assets		18,199		18,199
Interest, long-term monetary and exchange variations, net	(42,513)	(63,646)	(54.369)	(99,465)
Deferred income tax	23,687	(136,497)	29,641	(141,375)
Minority interests			(54,068)	24,565
Assignment of right to use	(58,240)		(3,640)
Other	(27,031)	22,171	(26,088)	39,015

Total funds provided	1.212.923	1.251.499	1.474.448	1,439.714

Stockholders
Capital payment		1,210,950	2,531	1,210,950
Exchange of treasury stock		8,232		8,232
Advance for future capital increase			157	211

		1,219,182	2.688	1,219,393

Third parties
Loans and financing in long-term liabilities	1,206,300	2,763,808	1,606,197	2,843,926
Transfer from long-term receivables to current assets	10,520	505,337	46,850	509,993
Increase in long-term liabilities	12,697	103,526	429,911	351,878
Decrease in long-term receivables	59,618	35,322	123,347	44,601
Increase in current account – liabilities, net	45,569	39,403
Dividends receivable	336,684	192,295	2,000
Tax incentives	52,039	63,748	91,422	112,562
Net working capital (“CCL”) of merged companies	1,010,274
CCL of companies added to/excluded from consolidation				26,354
Other	2,286	685	5,821	684

	2,735,987	3,704,124	2,305.548	3,889,998

Total funds provided	3,948,910	6,174,805	3,782.684	6,549,105

Braskem S.A. and Subsidiaries

Statements of Changes in Financial Position
In thousands of reais

(continued)

	Parent company			Consolidated

	2005	2004	2005	2004

Financial resources were used for:
Dividends proposed and interest on capital payable	325,743	204,178	331,300	209,833
Transfer from long-term to current liabilities	21,915	434,318	316,070	48,388
Settlement of financing in long-term liabilities		900,000	617,228	1,347,059
Decrease in current account – liabilities, net			117,823	55,531
Redemption of shares			9,068
Transfer from long-term to current financing	481,145	2,072,035	504,231	2,168,329
Decrease in long-term liabilities	3,078	119,079	3,141	126,066
Increase in long-term receivables	976,908	67,070	507,647	123,629

Permanent assets
Investments	121,739	75,015	22,463	23,648
Property, plant and equipment	706,814	368,349	815,803	442,286
Deferred charges	231,099	509,823	237,071	549,395
Net working capital of merged company		162,582

Total funds used	2,868,441	4,912,449	3,481,845	5,094,164

Increase in working capital	1,080,469	1,262,356	300,839	1,454,941

Changes in working capital

Current assets
At the end of the year	4,115,535	4,690,295	5,817,885	5,668,249
At the beginning of the year	4,690,295	2,536,998	5,668,249	4,092,495

	(574,760)	2,153,297	149,636	1,575,754

Current liabilities
At the end of the year	3,786,085	5,441,314	4,444,097	4,595,300
At the beginning of the year	5,441,314	4,550,373	4,595,300	4,474,487

	(1,655,229)	890,941	(151,203)	120,813

Increase (decrease) in working capital	1,080,469	1,262,356	300,839	1,454,941

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company"), with headquarters in Camaçari - BA, and 13 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactama, in addition to gasoline and and LPG (cooking gas). The thermoplastic resin segment includes polyethine,e polypropilene, PVC and Polyethilene Teraftalato (“PET”). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia (“Northeast Petrochemical Complex”), and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder.

The Company's operations are structured in four Business Units: Basic Petrochemicals, Polyolefins, Vinyls and Business Development. Each unit is responsible for its full business cycle.

(b) Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main recent events during 2004 and 2005 can be summarized as follows:

.. The Extraordinary General Meeting held on January 12, 2004 approved the partial spinoff of Odebrecht Química S.A. ("Odequi") with the transfer and merger of the spun-off portion into Braskem. The spun-off assets corresponded to the entire interest of Odequi in Trikem S.A. ("Trikem"), corresponding to 64.43% and 41.02% of its voting and total capital, respectively. The amount of the spun-off portion of Odequi was R$ 1,082,648, according to the appraisal report issued by independent experts based on the balance sheet of Odequi at October 31, 2003. Because of the mentioned partial spin-off, 11,066,514 common shares of Odequi held by the Company were canceled.

.. On January 15, 2004 the Shareholders approved the merger of Trikem into Braskem based on the book value of shareholders’ equity of the merged company at October 31, 2003, in the amount of R$ 656,040. The exchange ratio of Trikem shares for Braskem shares was determined by independent experts based on the respective net equities at market values as of October 31, 2003.

After the merger of Trikem the Company's capital increased by R$ 304,596 through the issue of 8,136,165,484 Class A preference shares, to R$ 2,192,018, dividided into

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

25,730,061,841 common, 51,230,857,903 Class A preference, and 229,154,800 Class B preference shares (Note 19(a)).

.. Following the acquisition of 100% of the shares from minority shareholders, on March 31, 2004, the Extraordinary General Meeting approved the merger of the then subsidiary COPENE MONÔMEROS ESPECIAIS S.A. (“Monômeros”), based on the appraisal report of the value of shareholders’ equity at December 31, 2003, in the amount of R$ 115,832. The equity variances of Monômeros in the first quarter of 2004 were taken to the Company's income as an equity adjustment.

.. On December 14, 2004, the Board of Directors approved the use of 505,050,433 Class A preference shares of the Company, held in treasury, to be exchanged for 47,846,610 preferred shares issued by the subsidiary Polialden Petroquímica S.A. ("Polialden"). On this transaction, the Company recorded negative goodwill of R$ 28,842. The Brazilian Securities Commission (CVM) approved the exchange of stock outside the stock market or over-the-counter market.

.. On December 15, 2004, the Company acquired from its subsidiary Braskem Overseas Inc. (“Overseas”), formerly Odequi Overseas Inc., 514,322 preference shares, representing 3.94% of the total capital of the subsidiary Odequi. Following the acquisition, the Company holds 100% of the capital of Odequi.

.. In order to obtain a capital structure more appropriate for the operations of the subsidiary Braskem Importação e Exportação Ltda. (“Braskem Importação”), formerly OQPA Importação e Exportação Ltda., at December 31, 2004, the Company increased the capital of this subsidiary by R$ 99,215, with the issue of 99,215,010 quotas, by capitalizing the receivable held in current account in the amount of R$ 98,215 and R$ 1,000 from its own funds. This transaction generated: (i) goodwill of R$ 98,999, fully amortized; (ii) reversal of the provision for loss in investee for the same amount.

.. In February 2005, under the Share Purchase and Sale Agreement entered into with Petrobras Química – Petroquisa S.A. ( “Petroquisa” ), the Company acquired 23,465,165 shares corresponding to 13.74% of the capital of CINAL, for R$ 13,402. On this transaction, the Company recorded goodwill of R$ 433, fully amortized due to lack of economic justification.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

.. The Extraordinary General Meeting, held on March 31, 2005, approved the merger of subsidiary Odequi, based on the appraisal report of the value of shareholders’ equity, issued by independent appraisers, at December 31, 2004, in the amount of R$ 1,340,749. The equity variations in the first quarter of 2005 were taken to Braskem's income as an equity adjustment.

.. On April 25, 2005, the Company increased the capital of Braskem Incorporated Limited (“Braskem Inc”), current corporate name of CPN Incorporated Limited (“CPN Inc”) by US$ 40.000 thousand (equal to R$ 101,400), from US$ 95 thousand to US$ 40.095 thousand, with the issue of 40,000,000 quotas, by capital contribution in cash. This transaction generated: (i) goodwill of R$ 6,579, fully amortized; and (ii) reversal of the provision for loss in the investee of the same amount.

.. The Extraordinary General Meeting held on May 30, 2005, approved a capital increase of Braskem Participações S.A. (“ Braskem Participações”), current corporate name of Copene Participações S.A., by R$ 266, with no issue of shares, by verifying the market value of Braskem Importação issued quotas.

.. At a meeting held on June 22, 2005, the Boards of Directors of the Company and Petroquisa approved capital expenditures of US$ 240 million to build a plant for the production of polypropilene in Paulínia, São Paulo. The investment will be made by the joint venture formed at the time of the organization of Petroquímica Paulínia S.A. (“Petroquímica Paulínia”), on September 16, 2005.

.. On April 29, 2005, as disclosed in a Relevant Event notice, Odebrecht S.A. (“Odebrecht”), Nordeste Química S.A. - Norquisa, ODBPAR Investimentos S.A. and Petroquisa executed the Second Amendment to the Braskem Shareholders’ Agreement, with the Company and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), as intervening parties. Under this amendment, Petroquisa was granted an option to increase its share in the voting capital of the Company by up to 30%, through the subscription of new shares.

Should the option be exercised, the new shares will be paid by Petroquisa through: (i) percentage holding in petrochemical companies located at the Triunfo Petrochemical Complex, in Rio Grande do Sul, and (ii) percentage holding in other petrochemical companies considered of a strategic nature by the Company ((i) and (ii) are collectively referred to as “Assets”).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

If the value of the Assets is not sufficient for Petroquisa to attain the percentage defined for it in the voting capital of the Company, within the limit of 30%, Odebrecht, ODBPAR and Norquisa will be obliged to meet the shortfall by selling shares to Petroquisa, under the same Asset valuation terms provided for in the Amendment. If the value of the Assets gives rise to new common shares in excess of the limit of 30% interest of Petroquisa in the voting capital of the Company, then the difference will be paid up by Petroquisa through Class A preference shares.

The Option shares will be valued according to the economic value of the Company, determined based on the discounted cash flow methodology, with no control premium. Assets will also be valued in accordance with the economic value of the companies involved, determined based on the discounted cash flow for the same base date.

On September 29, 2005, in accordance with the timing set forth in the Second Amendment, Petroquisa identified the following assets to be assessed for payment of the Option Shares, should the Option be exercised:

- 15.63% of the total capital of Copesul – Companhia Petroquímica do Sul (“Copesul”);

- 85.04% of the total capital of Petroquímica Triunfo S.A.; and

- 40.00% of the total capital of Petroquímica Paulínia.

Odebrecht accepted the assets identified by Petroquisa to be contributed to the Company, as provided for in the Second Amendment.

The parties also agreed that the time period for the exercise of the Option, originally December 31, 2005, be postponed to March 31, 2006, while all other Second Amendment provisions remained unaltered.

.. On October 18, 2005, the Company sold to Braskem Distribuidora Ltda. (“Braskem Distribuidora”) 900,000 shares in Braskem Cayman Limited (“Cayman”), representing 100% of its capital, for R$ 174,696, with no goodwill.

.. On October 31, 2005, the Company sold to Cayman 100% of the shares in Lantana and Overseas for R$ 50, in accordance with the valuation by experts. This transaction gave rise to a goodwill of R$22, fully amortized.

.. On November 30, 2005, the Company increased the capital of Braskem Distribuidora from R$ 3,542 to R$ 316,490, by the realization of credits held by the Company with the subsidiary, in the amount of R$ 312,948. This transaction gave rise to a goodwill of R$ 223,647 thousand, fully amortized.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

The Company and its subsidiaries, as participants in the restructuring process of the Brazilian petrochemical industry, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(c) Initial Public Offer of Shares ("Global Offer")

On April 1, 2004, the Board of Directors approved the initial public offer of Class A preference shares in Brazil and overseas, through the increase in capital within the authorized capital limit.

On September 22 and 27, 2004, the Board of Directors approved the issues of 12,285,000,000 and 1,170,000,000 shares, respectively, in the amount of R$ 90.00 per thousand shares, to be subscribed in Brazil and US$ 31.38 per thousand shares, to be subscribed overseas.

Financial settlement occurred on September 28, 2004, after the payment of capital in the amount of R$ 1,210,950 (Note 19(a)).

(d) Reverse-split of shares and split of American Depositary Shares ("ADS")

In order to improve negotiations and increase the liquidity of the Company’s shares, the Extraordinary General Meeting, held on March 31, 2005, approved the reverse split of shares, including all types and classes, in the proportion of 250 shares for each share. As a result, the split of the ADS of Porsken was also approved, in the proportion of 2 ADS for each existing ADS.

Shareholders were given a 30-day period, as from April 5, 2005, to adjust their positions. After this date, the remaining share fractions were rounded and auctioned on the São Paulo Stock Exchange (“Bovespa”). The auction proceeds were transferred to the shareholders on a pro rata basis, through current account deposits.

As from May 16, 2005, the shares are quoted and traded in unit batches on Bovespa and the New York Stock Exchange (“NYSE”), as a reverse split and split of shares, respectively.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(e) Corporate governance

In February 2003, Braskem enrolled in Level 1 of Differentiated Corporate Governance of the Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings, and attained with the Global Offer (Note 1(c)) approximately 47% of the free float. The Company intends to reach Level 2 of Bovespa’s Governance in due time.

On December 2, 2005, the Company was one of 28 companies selected to comprise the first Corporate Sustainability Index (ISE) focused on the financial market. The index, designed by Bovespa, together with capital market professional entities, as well as Fundação Getúlio Vargas, Instituto Ethos and Ministry of Environment, is intended to provide investors with a portfolio option made up of shares in companies known for their social responsibility commitment and corporate sustainability. The index also aims at fostering and encouraging other businesses to engage in sound corporate practices.

(f) Administrative Council for Economic Defense - CADE

In accordance with Article 54, § 3 of Law 8,884/94, the concentration resulting from the change in control of Braskem was notified in a timely manner to the anti-trust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry (SEAE) issued a favorable opinion on the transaction. In May 2003, the favorable opinion of the Secretariat for Economic Rights (SDE) was published without any restrictions. The transaction was submitted for the review and analysis of the Administrative Council for Economic Defense (CADE), and in November 2003 CADE Prosecution Service also approved the transaction without any restrictions. In February 2004, the transaction was examined by the Federal Department of Public Prosecution, which also recommended the approval of the transaction. On September 14, 2005, CADE approved the transaction by unanimous vote, with no restrictions.

2 Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM).

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Pursuant to CVM Deliberation 489/05, the Company now states contingent liabilities net of the corresponding judicial deposits. Until December 31, 2004, judicial deposits were fully stated in long-term receivables. Accordingly, in the 2004 balance sheet, the amount of R$ 131,416 (consolidated – R$ 170,263) has a contra entry in Taxes and contributions under long-term liabilities (Note 16).

To improve the presentation and comparison between the financial statements for years 2005 and 2004, the consolidated statements for 2004 were adjusted to reflect: (i) the merger of Special Purpose Entities (Entidades de Propósito Específico -“EPE’s”); (ii) the partial merger of Petroflex Indústria e Comércio S.A. (“Petroflex”); and (iii) the elimination of the partial merger of Companhia de Desenvolvimento Rio Verde (“CODEVERDE”).

The comparison of the Company financial statements with the previous year must take into account the merger of Odequi (Note 1 (b)), carried out on March 31, 2005. The balance sheet of Odequi as of December 31, 2004, base date of the merger, is shown below:

Odebrecht Química S.A.
Balance sheet

Assets	Dec/04	Liabilities	Dec/04

Current assets		Current assets
Cash and cash equivalents	2	Financing	196,992
Interest on capital receivable	7,911	Taxes payable	4,731
Taxes recoverable	13,274	Interest on capital payable	219

Related companies	1,095,808

			201,942

	1,116,995	Long-term liabilities

Long-term asset		Related companies	12
Related companies	342,289	Taxes payable	17,502

	342,289		17,514

Permanent		Stockholders' equity
Investments - Copesul	95,420	Capital	1,276,547
Deferred charges	5,501	Legal reserve	5,554

		Revenue reserves	58,648

	100,921
			1,340,749

		Total liabilities and
Total assets	1,560,205	stockholders' equity	1,560,205

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods, as well as provisions for contingencies, income tax and other similar amounts.

(b) Determination of net income

Net income is determined on the accrual basis of accounting.

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in a capital reserve.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17 (b).

Monetary and foreign exchange variations on assets and liabilities are classified in “Financial income” and “Financial expenses”, respectively.

The Company has recognized in financial results for the year the market value of derivative contracts relating to liabilities indexed to foreign currency or international interest rates. At December 31, 2005, the Company had outstanding derivative contracts, all of them indexed to foreign currency financing, these contracts had a negative market value of R$ 24,966 (consolidated – negative value of R$ 15,790). At December 31, 2004, the Company had no outstanding contracts.

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities or investments maturing within 90 days (Note (4)).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair values, based on market quotations for similar instruments against future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience, and includes amounts in litigation. For a better calculation of the doubtful accounts the Company analyzes, on a quarterly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of consumable materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized upon favorable scenarios for its realization. Periodically, the amounts recorded are revalued in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 considering the following:

.. investments in subsidiaries, jointly-controlled entities and associated companies are accounted for on the equity method, plus unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the investees and appreciation of the assets, and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition;

.. interests in foreign subsidiaries are accounted for by the equity method and foreign exchange variances on assets is recorded in a separate account under operating profits. Balance sheet and income statement accounts are converted into Brazilian currency at the exchange rates ruling as of the financial statement date, according to CVM Deliberation 28 of February 5, 1986;

.. property, plant and equipment is shown at acquisition or construction cost and, as from 1997, includes capitalized interest incurred during the construction or expansion of production capacity of the plants;

.. depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12;

.. amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue;

.. programmed maintenance shutdowns are carried out at intervals from one to six years. Expenses that increase the useful lives of assets or result in higher production efficiency are recorded in deferred charges and amortized in production cost until the beginning of the next maintenance shutdown.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(e) Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the net unsecured liabilities (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company.

The provisions are recorded based on (i) current legislation (even when management believes that this legislation may be considered unconstitutional); (ii) the need to eliminate contingent gains arising from the offset of credits resulting from litigation; and (iii) estimated payments of indemnities considered probable.

(f) Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected future profitability.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(g) Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries and jointly-controlled entities, joint ventures and Special-purpose Companies (“EPEs”) in which the Company has direct or indirect share control, as shown below:

			Direct interest in
			total capital - %

		Head office
		(country)	2005	2004

Subsidiaries
Cayman	(i) (xvi)	Cayman Isl.		100.00
Braskem Importação	(ii)	Brazil		100.00
Braskem Inc.	(iii)	Cayman Isl.	100.00	100.00
Braskem International Ltd. ("Braskem International")	(iv)	Bahamas	100.00	100.00
Braskem Participações		Brazil	100.00	100.00
CINAL	(v)	Brazil	86.82	63.03
Braskem Distribuidora	(vi)	Brazil	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")	(vii)	Brazil	79.70	90.71
Investimentos Petroquímicos Ltda. ("IPL")	(viii)	Brazil		100.00
Lantana	(xvii)	Bahamas		100.00
Odequi	(ix)	Brazil		100.00
Overseas	(xvii)	Cayman Isl.		100.00
Polialden		Brazil	63.68	63.68
Tegal Terminal de Gases Ltda. ("Tegal")		Brazil	90.79	90.79

Jointly-controlled entities	(xi)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(xii)	Brazil	48.02	40.56
COPESUL	(xiii)	Brazil	29.46	23.67
Politeno Indústria e Comércio S.A. ("Politeno")	(xiv)	Brazil	33.96	33.88
Petroflex	(x)	Brazil	20.12	20.12
Petroquímica Paulínia	(xviii)	Brazil	93.75

Special-purpose entities	(xv)
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical”)	(xix)	Brazil	11.58	10.65
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical II”)	(xix)	Brazil	9.09
CSAM Orion Fund Limited (“Orion”)	(xx)	Cayman Isl.		100.00
Fundo Parin		Guernsey	100.00
Guardian-Protected Cell Company (“Guardian”)		Guernsey	100.00	100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento
(“FIQ Sol”)		Brazil	100.00	100.00

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

			Interest in total capital - %

		Head office
		(country)	2005	2004

Direct subsidiary of Poliaden
Poliaden America Inc. ("Poliaden America")		USA	100.00	100.00

Direct subsidiary of Braskem Participações
IPL	(viii)	Brazil	100.00

Direct subsidiary of Copesul
COPESUL International Trading Inc.		Bahamas	100.00	100.00

Direct subsidiary of IPL
Braskem Importação	(ii)	Brazil	100.00

Direct subsidiary of Braskem Distribuidora
Cayman	(xvi)	Cayman Islands	100.00

Direct subsidiaries of Cayman
Overseas	(xvii)	Cayman Islands	100.00
Lantana	(xvii)	Bahamas	100.00

(i)	Braskem Cayman Ltd (“Cayman”) is the new corporate name of CPC Cayman Ltd.
(ii)	In May 2005, 100% of this investment was contributed as capital increase to Braskem Participações and, in July 2005, 100% of this investment was contributed to IPL .
(iii)	Braskem Incorporated Ltd (“Braskem Inc”) is the new corporate name of CPN Incorporated Ltd.
(iv)	Braskem International Ltd is the new corporate name of Odequi Investments Ltd. This subsidiary is being wound up.
(v)	In February 2005, the Company shares of CINAL held by Petroquisa and, in June 2005, the Company increased its holding as a result of the redemption of Class B shares by this subsidiary.
(vi)	Braskem Distribuidora Ltda. (“Braskem Distribuidora”) is the new corporate name of CPN Distribuidora de Combustíveis Ltda.
(vii)	Change in participation in September 2005, as a result of the disproportionate capitalization of advances for future capital increases.
(viii)	In July 2005, 100% of this investment was contributed to Braskem Participações.
(ix)	Company merged on March 31, 2005.
(x)	Investment consolidated on a pro rata basis, as a result of the new position in the investee management.
(xi)	Investments consolidated on a pro rata basis, pursuant to CVM Instruction 247/96.
(xii)
Change in interest in September 2005, as a result of the disproportionate capitalization of advances for future capital increases and cancellation of preference shares. On a consolidated basis, the interest in Cetrel, including the shares held by Polialden and CINAL, is 52.95%. In spite of this interest, the Company maintains the joint control as a result of by-laws provisions.

(xiii)	Following the merger of Odequi, direct interest in the capital of Copesul is equal to 29.46%.
(xiv)	The jointly-controlled subsidiary Politeno issued new shares through the capitalization of the tax incentive reserve, increasing Braskem’s interest.
(xv)
In August 2004, CVM issued Instruction 408/04 providing for the inclusion of EPEs in the consolidated financial statements of publicly-held companies. Subsequently, on February 25, CVM Circular Letter 01/2005 provided additional information to support the concept of activities subject to consolidation.

(xvi)	Investment sold to Braskem Distribuidora on October 18, 2005.
(xvii)	Investment sold to Cayman on October 31, 2005.
(xviii)	Subsidiary under joint control with Petroquisa, according to by-laws provisions. Upon completion of the transaction, Braskem interest in this joint venture will amount to 60% (Notes 1(b) and 11(b)).
(xix)	Interest corresponding to subordinated quotas held by Braskem.
(xx)	Fund wound up in the 4th quarter of 2005.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

In the consolidated financial statements, the intercompany investments and the equity adjustment, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheets and statements of operations, respectively. Minority interests correspond to the respective participations in the capital of CINAL, CPP, Polialden and Tegal.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to "Deferred income”.

For a better presentation of the consolidated financial statements, the cross-holding between the subsidiary Braskem Participações and the Company, which arose from the corporate restructuring, was reclassified to treasury shares. Considering the reverse split of shares (Note 1(d)), the subsidiary Braskem Participações now holds 580,331 common and 290,165 Class “A” preferred shares, representing 0.24% of the Company’s total capital.

Pursuant to paragraph 1, Article 23 of CVM Normative Instruction 247/96 and authorization by CVM Letter SNC 003/2006, the Company has not consolidated on a pro rata basis, in its financial statements for the year ended 2005 compared to 2004, the financial statements of jointly-controlled subsidiary CODEVERDE. This subsidiary is in a pre-operating stage. Its information does not show significant changes and does not lead to distortions in the Company's consolidated financial statements.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

CODEVERDE adjusted balance sheet (unaudited) is summarized as follows:

	2005	2004

Assets
Current assets	405	182
Long-term receivables	88	74
Permanent assets	43,480	42,606

Total assets	43,973	42,862

Liabilities and stockholders’ equity
Current liabilities	100	61
Long-term liabilities	1,059	991
Stockholders’ equity	42,814	41,810

Total liabilities and stockholders’ equity	43,973	42,862

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the year is as follows:

	Stockholders’ equity		Net income for the year

	2005	2004	2005	2004

Parent company	4,647,101	4,235,030	685,775	692,679
Cross holding classified as treasury shares	(13,110)	(13,110)
Effects of EPEs consolidation		(3,830)	3,830	(3,830)
Exclusion of profits in subsidiaries’ inventories	(5,188)	(5,946)	758	(5,946)
Exclusion of the gain on the sale of investment between related
parties	(38,476)	(38,476)
Exclusion of the gain on financial transactions between related
parties	(14,044)		(14,044)
Reversal of amortization of goodwill on the sale of investments
between related parties	14,085	9,965	4,120	4,124
Exclusion of the gain on the assignment of right of use between
related parties	(54,602)		(54,602)

Consolidated	4,535,766	4,183,633	625,837	687,027

The balance sheets and statements of income of jointly-controlled subsidiaries and EPEs can be summarized as follows:

Braskem S.A. and subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

		Copesul	CETREL (i)		Petroflex (i)

	2005	2004	2005	2004	2005	2004

Assets
Current assets	907,875	753,989	24,337	27,760	499,468	591,246
Long-term receivables	154,906	294,830	15,007	12,937	29,121	35,719
Permanent assets	1,125,823	1,158,752	111,503	108,287	384,339	330,415

Total assets	2,188,604	2,207,571	150,847	148,984	912,928	957,380

Liabilities and stockholders’ equity
Current liabilities	701,645	745,668	20,911	26,402	474,929	363,671
Long-term liabilities	246,450	307,102	31,945	65,982	159,108	337,963
Stockholders’ equity	1,240,509	1,154,801	97,991	56,600	278,891	255,746

Total liabilities and stockholders’ equity	2,188,604	2,207,571	150,847	148,984	912,928	957,380

Statement of income
Net sales	5,552,571	5,374,145	98,218	81,769	1,373,204	1,305,961
Cost of goods sold and services rendered	(4,610,378)	(4,417,605)	(79,561)	(64,099)	(1,088,881)	(1,043,316)

Gross profit	942,193	956,540	18,657	17,670	284,323	262,645

Operating income (expenses), net	(151,133)	(155,349)	(11,129)	(25,279)	(160,756)	(134,042)
Non operating income (expenses), net	5,406	(805)	270	(1,054)	(1,503)	471

Net income (loss) before income tax and
social contribution	796,466	800,386	7,798	(8,663)	122,064	129,074
Income tax and social contribution	(230,503)	(241,969)	(725)		(33,742)	(30,475)

Net income (loss) for the year	565,963	558,417	7,073	(8,663)	88,322	98,599

(i) Financial statements excluding the revaluation reserve.

Braskem S.A. and subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

			Petroquímica
		Politeno	Paulínia

	2005	2004	2005

Assets
Current assets	294,271	303,379	7,500
Long-term receivables	164,016	144,394
Permanent assets	191,251	191,303	58,240

Total assets	649,538	639,076	65,740

Liabilities and stockholders’ equity
Current liabilities	148,935	155,886
Long-term liabilities	11,000	32,695	17,740
Stockholders’ equity	489,603	450,495	48,000

Total liabilities and stockholders’ equity	649,538	639,076	65,740

Statement of income
Net sales	1,169,853	1,119,386
Cost of goods sold and services rendered	(950,170)	(865,385)

Gross profit	219,683	254,001

Operating income (expenses), net	(116,885)	(112,891)
Non operating income (expenses), net	(5,640)	(11)

Net income (loss) before income tax and
social contribution	97,158	141,099
Income tax and social contribution	(33,787)	(44,606)

Net income for the year	63,371	96,493

Braskem S.A. and subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

	Fundo							Fundo
	Parin		Guardian		FIQ Sol	Fundo Chemical		Chemical II	Orion

	2005	2005	2004	2005	2004	2005	2004	2005	2004

Assets	560,575	1,002,769	994,348	545,649	402,081	228,373	226,151	444,550	553,721
Liabilities	187	469		7	19	339		33
Stockholders’ equity	560,388	1,002,300	934,348	545,642	402,062	228,034	226,151	444,517	553,721

Total liabilities and stockholders’ equity	560,575	1,002,769	934,348	545,649	402,081	228,373	226,151	444,550	553,721

Net income for the year	9,300	48,497	19,325	70,580	92,391	39,024	3,830	4,518	31,429

Braskem S.A. and subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(h) Supplementary information

In order to improve information provided to the market, the Company presents its Statements of Cash Flow and Added Value as supplementary information (Attachments I and II).

4 Cash and Cash Equivalents

		Parent company		Consolidated

	2005	2004	2005	2004

Cash and banks	110,759	137,431	141,953	151,915
Financial investments
Domestic	641,285	387,613	740,552	525,063
Abroad	709,046	1,031,825	1,253,235	1,116,977

	1,461,090	1,556,869	2,135,740	1,793,955

The domestic investments are mainly represented by quotas of a Braskem exclusive fund, which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, and other fixed-income securities. Foreign investments mainly comprise an investment fund portfolio, regularly reassessed for risk by the Company. The fund amounts are highly liquid and are recorded at realizable values.

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

Braskem S.A. and subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

5 Marketable Securities

	Parent company		Consolidated

	2005	2004	2005	2004

Current assets
Subordinated quotas of investment fund –
credit rights			3,913	4,664
Derivative transactions	3,466		19,792
Investment and other funds	37		122,089	16,935

	3,503		145,794	21,599

Long-term receivables
Investment funds	551,235
Associated company shares held for sale		22,138		22,138
Debentures with share in profit	7,305	7,201		7,201
Subordinated quotas of investment fund -
credit rights	66,791	27,867		3,109
Securitization reserve				24,955
FINOR and other securities	10,972	4,216	325	4,558

	636,303	61,422	325	61,961

Total	639,806	61,422	146,119	83,560

Associated company shares held for sale correspond to the book value of shares in Borealis Brasil S.A. ("Borealis"), representing 20% of its total capital. In June 2005, the balance of such investment was transferred to permanent assets, in the line “Interests in associated companies” line, as the decision to sell the shares was reversed.

Investment funds comprise a portfolio of foreign investment funds, the risk of which is regularly reassessed by the Company. These funds are recorded at realizable value.

Investment fund resources under long-term receivables refers to transactions to finance subsidiaries included in the consolidated financial statements.

Braskem S.A. and subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

6 Trade Accounts Receivable

	Parent company		Consolidated

	2005	2004	2005	2004

Customers
Domestic market	602,783	890,711	1,300,926	1,254,153
Foreign market	480,974	439,722	360,564	537,560
Advances on bills of exchange delivered		(64)	(31,243)	(82,941)
Allowance for doubtful accounts	(72,945)	(46,201)	(87,259)	(54,997)

	1,010,812	1,284,168	1,542,988	1,653,775
Long-term receivables	(47,479)	(18,247)	(49,676)	(23,146)

Current assets	963,333	1,265,921	1,493,312	1,630,629

The Company has introduced an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights, which pay the Company earlier than the normal maturity of these customer receivables. On December 12, 2005, the Company completed the issue of a new Receivables Fund (Fundo Chemical II), in the amount of R$ 400,000, maturing within 36 months and to be amortized as from the 31st month, managed by Banco Bradesco, at the contractual rate of 103.75% of CDI.

The subordinated quotas held by Braskem were eliminated upon consolidation, while senior quotas held by investors are stated in current and long-term liabilities, as “Investment fund in credit rights”, in the amounts of R$ 225,387 and R$ 404,122, respectively (2004 – R$ 22,431 and R$ 201,766).

During 2004, urecoverable receivables reflected in the provisions in the amount of R$ 95,358 (consolidated – R$ 102,383) were written off.

Changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	2005	2004	2005	2004

At the beginning of the year	46,201	54,666	54,997	105,705
Additions classified as selling expenses	33,322	47,393	38,878	52,719
Addition by merger of subsidiaries		39,896
Reversal of allowance/recovery	(6,663)		(6,730)	(387)
Write-off of unrecoverable accounts		(95,358)	(14)	(102,383)
Exchange variation	85	(396)	128	(657)

At the end of the year	72,945	46,201	87,259	54,997

Braskem S.A. and subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

7 Inventories

	Parent company		Consolidated

	2005	2004	2005	2004

Finished products	673,609	653,684	798,984	780,913
Work-in-process	43,704	43,788	49,519	47,883
Raw materials,production inputs and packaging	265,614	310,264	407,946	428,717
Warehouse (*)	303,749	255,943	347,233	291,396
Advances to suppliers	43,715	51,799	47,333	70,961
Imports in transit and others	8,430	4,595	10,166	5,762
Provision for adjustment to realization value	(16,932)	(12,847)	(17,945)	(12,849)

Total	1,321,889	1,307,226	1,643,236	1,612,783
Long-term receivables (*)	(71,817)	(47,669)	(75,783)	(50,369)

Current assets	1,250,072	1,259,557	1,567,453	1,562,414

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

8 Related Parties

(a) Parent company

							Balances

	Current	Long-term		Current			Long-term
	assets	receivables		liabilities			liabilities

	Trade
	accounts	Related		Related			Related
	receivable	parties	Suppliers	parties	Suppliers	Debentures	parties

Subsidiaries
Braskem Importação							1,207
Braskem Inc.	14,513
Braskem Participações							1,137
Cayman	9,421	53
CINAL			5,384
CPP (i)		8
IPL							12
Lantana	29,359
Poliaden America	9
Polialden	14,490		3,594
Tegal (i)		2,420	401				1,016

Jointly-controlled entities
CETREL (i)	138	39	1,820
Copesul	549		500,697
Petroflex	51,843
Petroquímica Paulínia (i)		17,740
Politeno	27,987

Associated company
Borealis	8,678

Related parties
ODBPAR Investimentos S.A. ("ODBPAR") (ii)						999,347
Construtora Norberto Odebrecht ("CNO")			12,307
Petróleo Brasileiro S.A. ("Petrobras")		35,279	59,046		21,521
Petrobras Distribuidora S.A.			20,927		1,589
Other		1,642

At December 31, 2005	156,987	57,181	604,176		23,110	999,347	3,372

At December 31, 2004	246,950	745,765	1,171,094	1,147,804	65,727	867,870	671,381

(i)	Amounts stated under “Related parties”, in long-term receivables, refer to advances for future capital increase.

(ii)	Debentures issued by Braskem (Note 15(b))

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Parent company (continued)

				Transactions

		Raw materials,
	Product	service & utilities	Financial	Financial
	sales	purchases	income(iii)	expenses

Braskem Importação				193
Braskem Inc.	756,163	40,479	15,901
Braskem Participações				202
Cayman	95,277		2,393
CINAL		47,634
CPN Distribuidora			5,548
CPP
IPL
Lantana	53,294		1,957
Poliaden America	13
Polialden	422,907	31,597		38,118
Tegal		14,409	77	17

Jointly-controlled entities
CETREL	1,446	28,891
Copesul	6,377	2,572,031	29,224	2,396
Petroflex	442,151		4,022
Politeno	1,053,935

Associated company
Borealis	128,476

Related parties
ODBPAR				131,478
CNO		109,469
Petrobras		4,337,278	3,814
Petrobras Distribuidora		189,545
Other			220

At December 31, 2005	2,960,039	7,371,333	63,156	172,404

At December 31, 2004	2,987,604	7,159,110	56,023	68,227

(iii) Includes interest on capital.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(b) Consolidated

								Balances

			Long-term
	Current assets		receivables		Current liabilities		Long-term liabilities

	Trade
	accounts	Accounts	Related			Related		Related
	receivable	receivable	parties	Suppliers	Debentures	parties	Suppliers	Parties

Jointly-controlled entities
CETREL	65			856		3,072
Copesul	387			353,188
Petroflex	41,412
Politeno	18,483

Associated company
Borealis	8,678

Related parties
Alberto Pasqualini - REFAP S.A (related party to Copesul)	7,920			300
Ipiranga Petroquímica S.A. (related party to Copesul)	12,492			528
CNO		620		12,307
Monsanto Nordeste S.A. (related party to CETREL)								3,018
ODBPAR					999,347
Petrobras	98		35,279	59,053			21,521
Petrobras Distribuidora S.A.	38			20,955			1,589
Other			5,281			9		519

At December 31, 2005	89,573	620	40,560	447,187	999,347	3,081	23,110	3,444

At December 31, 2004	34,855	599	35,181	351,834	867,870	8	65,727	115,734

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Consolidated (continued)

				Transactions

		Raw materials,
	Product	services & utilities	Financial	Financial
	sales	purchases	income	expenses

Jointly-controlled entities
CETREL	680	13,593
Copesul	4,498	1,814,293		1,690
Petroflex	353,190
Politeno	696,019

Associated company
Borealis	128,476

Related parties
Alberto Pasqualini - REFAP S.A (related party to Copesul)	35,763	636,543
Ipiranga Petroquímica S.A. (related party to Copesul)	1,207,188	25,564	1,198	17
CNO		109,469
Monsanto Nordeste S.A. (related party to CETREL)
ODBPAR				131,478
Petrobras		5,115,973	3,814
Petrobras Distribuidora S.A.		195,415

At December 31, 2005	2,425,814	7,910,850	5,012	133,185

At December 31, 2004	1,280,377	6,169,437	3,863	42,545

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

“Trade accounts receivable” and “Suppliers” include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

Borealis / Cayman / Lantana	Thermoplastic resins
Braskem Inc.	Basic petrochemicals and thermoplastic resins
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene

Purchases of Braskem:

Company	Products/inputs/services

CINAL	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
Polialden	Thermoplastic resins
CNO	Construction and maintenance services
Tegal	Gas storage services

Transactions with related parties are carried out at normal market prices and conditions, considering the following:

.. The price of ethylene results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of allocating the gross margin in proportion to the return on investments. The prices charged for the other products are established based on several market factors, including international ones.

.. The price of naphtha supplied by Petrobras is negotiated with the Company and the petrochemical companies using as a benchmark the European market prices. During the twelve-month period ended December 31, 2005, the Company also imported naphtha at a volume equal to 31% of its consumption (twelve-month period ended December 31, 2004 - 38% - unaudited).

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

The related parties balance includes current account balances, as follows:

Participating companies	Annual financial charges	2005	2004

Subsidiaries
Long-term receivables
Braskem Inc.	US$ exchange variation + 8.30%		556,386
Cayman	US$ exchange variation + 10.05%	53	48,926
Lantana	US$ exchange variation + 3.80%		97,150

Long-term liabilities
Braskem Importação	100% of CDI	1,207
Braskem Participações	100% of CDI	1,137
Braskem Distribuidora	None		981
Odequi	None		342,289
Polialden	100% of CDI		327,131
Tegal	100% of CDI	1,017	980

The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs of funds charged to the individual participants by financial institutions, so that such charges are paid/transferred to the Company.

9 Taxes Recoverable

	Parent company		Consolidated

	2005	2004	2005	2004

Excise tax (IPI) (standard operations)	65,102	45,742	69,221	47,836
Zero rate IPI (i)		39		39
Value-added Tax on Sales and Services (ICMS) (ii)	412,865	340,154	556,917	440,912
Social Integration Program (PIS) – Decree Laws
2,445 and 2,449/88	52,215	51,673	60,186	53,740
Income tax and social contribution	38,666	26,037	62,306	63,687
Income Tax on Net Income - ILL (iii)	12,675	53,725	27,814	67,971
PIS and Cofins (standard operations)	25,983	2,198	40,772	11,662
Import Duty	17,962	5,172	18,183	5,172
Finsocial	14,221	14,221	14,478	14,478
Other	19,963	18,707	34,414	21,774

	659,652	557,668	884,291	727,271

Current assets	(263,677)	(381,774)	(324,868)	(476,011)

Long-term receivables	395,975	175,894	559,423	251,260

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(i) Zero-rate IPI

In the 1st trimester of 2005, the Company concluded the offset operation of the amount of IPI tax credit from acquisition of raw materials and inputs that are exempt from IPI, not subject to IPI taxation or taxed at a zero rate, when related to transactions involving the establishments of absorbed company OPP Química S.A. (“OPP Química”), located in the State of Rio Grande do Sul. This credit was granted on a claim lodged in July 2000, when OPP Química filed a lawsuit for full applicability of the non-cumulative principle for this tax to the establishments mentioned.

On December 19, 2002, the Federal Supreme Court (STF), based on past determinations of its Full Bench, entertained an extraordinary appeal lodged by the National Treasury and affirmed the decision of the Regional Federal Court (TRF), 4th Circuit, recognizing the entitlement to an IPI tax credit from said acquisitions during a 10-year period prior to the filing date, plus monetary restatement and accrual of interest at the SELIC benchmark rate until actual use of these credits.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental, which is pending judgment by the Second Panel of the STF. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit itself, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate.

According to the opinion of the Company’s legal advisors, however, all these aspects have already been settled in the STF and TRF decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in OPP Química’s entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold).

In December 2002, OPP Química posted this undue tax at R$ 1,030,125, which was offset by the Company with IPI itself and other federal tax debts. Similar lawsuits have also been filed by the Company’s branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(ii) Recoverable Taxes – ICMS

The Company has accrued ICMS tax credits, basically on account of its high level of exports and outgoing products subject to deferred taxation. The Company’s Management is giving priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. Based on the Company’s Management projection over the realization of those credits, the amount of R$ 221,819 (consolidated – R$ 349,203) was posted as long-term assets.

(iii) Tax on Net Income (ILL)

The Company brought suit for recovery of unduly paid ILL tax in the 1989 and 1990 tax years. The courts eventually held this case valid in a final and conclusive manner, and the Company asked the Federal Revenue Office (SRF) to acknowledge the corresponding credit for further offsetting with other subsequent tax debts. Entitlement to a R$ 45,395 credit was acknowledged in November 2005, which was fully offset with PIS and COFINS debts.

10 Judicial Deposits and Compulsory Loan – Long-term Receivables

	Parent company			Consolidated

	2005	2004	2005	2004

Judicial deposits
Labor claims	13,325	2,405	12,697	1,678
Other	9,476	10,943	11,571	11,431
Compulsory loan
Eletrobrás	12,098	15,825	12,254	15,825

	34,899	29,173	36,522	28,934

As required to CVM Deliberation 489/05, the Company presently states contingent liabilities net of the corresponding judicial deposits (Notes 2 and 16).

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

11 Investments

(a) Information on investments

		Number of shares or quotas held (thousand)

										Interest in total
					2005				2004	capital (%)

		Common	Preference			Common	Preference
		shares	Shares	Quotas	Total	shares	shares	Quotas	Total	2005	2004

Subsidiaries
Braskem Inc.	(i)	40,095			40,095	95			95	100.00	100.00
Braskem International		5			5	5			5	100.00	100.00
Braskem Participações	(ii)	6,500,000			6,500,000	6,500,000	2,000,000		8,500,000	100.00	100.00
Braskem Distribuidora	(iii)			31,649	31,649			354	354	100.00	100.00
Braskem Importação	(iv)					153,602			153,602		100,00
Cayman	(iv)					900			900		100,00
CINAL	(iv)	77,589	52,857		130,446	62,199	45,440		107,639	86.82	63.03
CPP	(iv)	8,465			8,465	4,666			4,666	79.70	90.71
Overseas	(iv)					1			1		100.00
IPL	(iv)							974	974		100.00
Lantana	(iv)					5			5		100.00
Odequi						12,528	514		13,042		100,00
Polialden		263,690	147,214		410,904	263,690	147,214		410,904	63.68	63.68
Tegal				21,938	21,938			21,938	21,938	90.79	90.79

Jointly-controlled entities
CETREL	(iv)	715			715	456			456	48.02	40.56
CODEVERDE	(v)	9,639			9,639	9,533			9,533	35.52	35.49
Copesul	(iv)	44,255			44,255	3,555,182			3,555,182	29.46	23.67
Politeno	(iv)	21,847,901	618,266		22,466,167	20,174,177	583,545		20,757,722	33.96	33.88
Petroflex	(iv)	4,759	2,321		7,080	95,185	46,412		141,597	20.12	20.12
Petroquímica Paulínia	(iv)	45,000			45,000					93.75

Associated companies
Borealis		18,949			18,949	18,949			18,949	20.00	20.00
Rionil				3,061	3,061			3,061	3,061	33.33	33.33
Sansuy				271	271			271	271	20.00	20.00

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Information on investments (continued)

		Number of shares or quotas held (thousand)

											Interest in
					2005				2004	total capital (%)

		Common	Preference			Common	Preference
		shares	shares	Quotas	Total	shares	shares	Quotas	Total	2005	2004

Information on investments of subsidiaries
Braskem Distribuidora
Cayman	(iv)	900			900					100.00
Braskem Participações
IPL	(iv)	295			295					100.00
IPL
Braskem Importação	(iv)			252,818	252,818					100.00
Cayman
Overseas	(iv)	1			1					100.00
Lantana	(iv)	5			5					100.00
Polialden
Polialden America		40			40	40			40	100.00	100.00

(i) Capital increase on April 25, through issue of quotas.
(ii) Cancellation of preference shares, pursuant to Extraordinary Shareholders’ Meeting of July 28, 2005.
(iii) On November 30, 2005, the Company increased the capital of Braskem Distribuidora through credits held by the Company.
(iv) Changes in the number of shares/quotas held and interest in total capital are detailed in Note 3 (g).
(v) Increase in interest as a result of the capitalization of AFAC.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Information on investments (continued)

			Adjusted shareholders’
	Adjusted net income (loss)		equity (unsecured
		for theyear		liabilities)

	2005	2004	2005	2004

Subsidiaries
Braskem Inc.	23,951	(60,018)	122,509	5,591
Braskem International	84,419	27,915	(190,517)	(311,783)
Braskem Participações	(17)	(646)	20,560	22,312
Braskem Distribuidora	(239,102)		77,388	3,542
Braskem Importação		(46,169)		218
Cayman		1,460		208,548
CINAL	(3,697)	3,739	80,784	94,395
CPP			10,621	5,144
Overseas		(982)		(223,821)
IPL				12
Lantana		(139,070)		58,712
Odequi		63,090		1,340,750
Polialden	13,206	55,668	294,608	456,939
Tegal	(3,413)	(5,518)	15,705	19,118

Jointly-controlled entities
CETREL	7,073	(8,663)	97,991	56,600
CODEVERDE			42,814	41,810
Copesul	565,963	558,417	1,240,509	1,154,801
Petroflex	88,322	98,599	278,891	255,746
Petroquímica Paulínia			48,000
Politeno	63,371	96,493	489,603	450,495

Associated companies
Borealis	13,423		114,115
Rionil	72	1	5,838	5,882
Sansuy	(12,701)	1,696	4,962	14,453

Information on investments of subsidiaries
Braskem Distribuidora
Cayman	(250,621)		(21,990)
Braskem Participações
IPL	85		391
IPL
Braskem Importação	161		379
Cayman
Lantana	(2,952)		(17,730)
Overseas	(826)		(87,186)
Polialden
Polialden America	1,424	818	5,238	2,069

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(b) Investment activity of subsidiaries, jointly-controlled entities and associated companies

				Subsidiaries and jointly-controlled entities

									2005

	Braskem	Braskem		Braskem
	Distribuidora	Importação	Braskem Inc.	Participações	Cayman	CETREL	CINAL	COPESUL	Lantana

At January 1	3,542	218	5,591	22,312	208,548	29,639	50,781	468,119	58,712
Addition through exchange/purchase of shares/mergers (i)							15,841	103,065
Addition through capital increase	312,948		101,400	277		23,501
Write-off by transfer/ disposal/ merger		(266)			(174,696)
Redemption of shares							(2,288)
Dividends								(136,713)
Equity in the results	(15,635)	48	30,530	(17)	104	3,506	(1,958)	153,285	(58,057)
Reversal of (provision) for loss on investments
Increase (decrease) of interest in investments						4,695
Amortization of (goodwill)/negative goodwill	(223,467)		(6,579)			(865)	(433)	(31,244)
Exchange variation on foreign investment			(8,433)		(33,956)				(655)
Transfers of (goodwill)/negative goodwill on merger (ii)
Other				(2,012)			(515)

At December 31	77,388		122,509	20,560		60,476	61,428	556,512

(i)	Additions through merger arise from the corporate restructuring described in Note 1(b).
(j)	Goodwill and negative goodwill on the mergers of investments were transferred to “Property, plant and equipment” and “Deferred charges”, pursuant to CVM Instruction 319/99.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Investment activity of investments of subsidiaries, jointly-controlled entities and associated companies (continued)

					Subsidiaries and jointly-controlled entities

							2005	2004

		Petroquímica
	Odequi	Paulínia	Petroflex	Polialden (iii)	Politeno (iii)	Outros	Total	Total

At January 1	1,340,056		50,840	654,144	553,770	27,872	3,474,144	4,478,823
Addition through share exchange/purchase / mergers (i)		45,000					163,906	556,074
Addition through spun-off asset of subsidiary								269,074
Addition through capital increase						4,181	442.307	119,387
Recording of goodwill (negative goodwill)								784,038
Write-off by transfer / disposal/ merger	(1,340,906)					(12)	(1,515,880)	(1,559,208)
Redemption of shares							(2,288)
Dividends			(11,603)	(170,297)	(16,068)		(334,681)	(192,295)
Equity in the results	156		16,260	66,923	29,300	(3,088)	221,357	169,288
Reversal of (provision) for loss on investments								(7,500)
Increase (decrease) in interest in investments					416	13	5,124
Amortization of (goodwill)/negative goodwill	694			(63,035)	(60,751)	(37)	(385,717)	(283,988)
Exchange variation on foreign investment							(43,044)	(57,883)
Transfer of (goodwill)/negative goodwill on merger (ii)								(801,195)
Other					2,012		(515)	(471)

At December 31		45,000	55,497	487,735	508,679	28,929	2,024,713	3,474,144

(i) Additions through merger arise from the corporate restructuring described in Note 1 (b).
(ii) Goodwill and negative goodwill on the mergers of investments were transferred to “Property, plant and equipment” and “Deferred charges’, pursuant to CVm Instruction 319/99.
(iii) Equity pick-up includes the effect of the distributions of dividends relating to preference shares with incentives.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

					Associated
					companies

				2005	2004

	Borealis	Rionil	Sansuy	Total	Total

At the beginning of the year		1,960	2,891	4,851
Addition through merger (i)					4,187
Transfer of investment (Note 5))	22,138			22,138
Equity in the results	2,685	(14)	(1,899)	772	664
Dividends	(2,000)			(2,000)

At the end of the year	22,823	1,946	992	25,761	4,851

Goodwill and negative goodwill underlying the investments

							Parent company

							2005	2004

	Cetrel	Cinal	Copesul	Polialden	Politeno	Other	Total	Total
	(i)		(ii)	(ii)	(ii)

Goodwill cost	15,559		309,121	510,674	492,270		1,327,624	1,320,080
(-) Accumulated amortization	(2,136)		(118,073)	(157,587)	(151,877)		(429,673)	(301,323)
Negative goodwill cost		(8,711)		(52,962)		(2,114)	(63,787)	(64,481)

Goodwill (negative goodwill), net	13,423	(8,711)	191,048	300,125	340,393	(2,114)	834,164	954,276

(i) Goodwill is based on the appreciation of property, plant and equipment and amortized over up to 2015
(ii) Goodwill is based on future profitability and amortized over up to 2011

In the consolidated financial statements, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Provision for loss on investments

					Parent company

	Provision for loss on investments – Long-term liabilities

					2005	2004

	Braskem
	International	Lantana	Overseas	Other	Total	Total

At the beginning of the year	311,783		223,821		535,604	698,691
Addition through merger (i)						17,963
Provision increase /(reversal)
Capital increase						(18,663)
Winding-up						(34,211)
Operating result	(84,419)	(8,905)	(187,378)		(280,702)	(79,060)
Non-operating result				4,154	4,154
Exchange variation on shareholders’ equity	(36,847)	8,905	(36,443)		(64,385)	(49,116)
Other				5,126	5,126

At the end of the year	190,517			9,280	199,797	535,604

(i) Additions through merger arise from the corporate restructuring described in Note 1 (b).

(c) Information on the main investees with operating activities

Copesul

COPESUL is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals.

Polialden

Polialden is engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products is ethylene, which is supplied by Braskem. Polialden operates an industrial plant in Camaçari – Bahia.

The independent auditors’ opinion on Polialden’s financial statements as of December 31, 2005, included an emphasis paragraph with respect to the uncertainties surrounding the recovery of the ICMS balance recoverable, in the amount of R$ 78,495. As stated in the opinion, management is seeking action by the Finance Secretariat of the State of Bahia in order to recover such credit.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari - Bahia.

The independent auditors’ opinion on Politeno’s financial statements as of December 31, 2004 included an emphasis paragraph with respect to the uncertainties surrounding the recovery of the ICMS balance recoverable, in the amount of R$ 133,509. According to the opinion, management is discussing with the Finance Secretariat of the State of Bahia potential alternatives to recover such credit.

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

CINAL is engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorinechemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organochlorine waste for the companies located in the mentioned Industrial Nucleus.

The CINAL Special Shareholders’ Meeting held in April 2005 resolved to fully and definitely redeem the company’s preferred Class “B” shares for their book value, with no capital reduction. As a result, the Company received a reimbursement of R$ 2,288, corresponding to 4,139 thousand shares, while its percentage holding in CINAL’s total capital increased by 8.02% .

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the implementation and operation of a new polypropylene unit to be built at Paulínia – São Paulo, using as raw material polymer-grade propylene supplied by Petrobras. Operations are scheduled to start by the end of 2007, using last-generation Braskem technology. The assignment of the right to use this technology gave rise to a gain of R$ 58,240 for the Company.

In September and December 2005, the Company made capital contributions to Petroquímica Paulínia of R$ 4,500 in cash and R$ 40,500 as part of the assignment of the right to use the technology. The difference between the assignment value, R$ 58,240, and the capitalized portion is recorded as an advance for future capital increase.

Investments in the new plant are estimated at US$ 240 million. The capital structure will comprise approximately 30% of own funds and 70% of third-party funds, represented by long-term loans and financing.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

12 Property, Plant and Equipment

			Parent company					Consolidated

			2005	2004			2005	2004	Annual

									depreciation
		Accumulated				Accumulated			rates
	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net	(%)

Land	21,264		21,264	21,264	43,379		43,379	43,422
Buildings and improvements	832,577	(361,323)	471,254	474,768	981,923	(427,302)	554,621	553,607	2 to 10
Machinery, equipment and facilities	6,236,113	(2,441,061)	3,795,052	3,798,010	7,836,294	(3,585,983)	4,250,311	4,248,596	3.33 to 20
Mines and wells	26,016	(22,216)	3,800	4,640	26,777	(22,860)	3,917	4,640	4 to 10
Furniture and fixtures	37,094	(31,550)	5,544	4,729	45,374	(38,438)	6,936	5,552	10
Information technology equipment	50,481	(43,298)	7,183	9,173	68,981	(56,170)	12,811	11,325	20
Construction in progress	955,467		955,467	499,895	1,063,142		1,063,142	575,246
Other	31,029	(11,259)	19,770	11,056	52,526	(23,487)	29,039	15,170	Up to 20

	8,190,041	(2,910,707)	5,279,334	4,823,535	10,118,396	(4,154,240)	5,964,156	5,457,558

Construction in progress relates principally to projects for operating improvements to increase the useful life of the industrial units, machinery and equipment, as well as programs in the areas of health, technology and security.

At December 31, 2005, property, plant and equipment includes the appreciation, in the form of goodwill, of the assets arising from merged companies Trikem and OPP Química, transferred in conformity with CVM Instruction 319/99, in the amount of R$ 878,857 (2004 - R$ 937,236), net of accumulated depreciation.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

13 Deferred Charges

		Parent company		Consolidated

	2005	2004	2005	2004

Costs
Pre-operating expenses	61,018	216,417	87,080	242,428
Rights to manufacturing processes	27,421	53,313	27,949	56,995
Organization and system implementation expenses	238,966	227,163	303,716	317,436
Expenditures for structured operations	314,442	314,748	388,923	436,045
Goodwill on merged/ consolidated investments (i)	1,698,572	1,709,297	2,269,432	2,409,506
Expenditures for programmed stoppages (ii)	621,676	494,038	628,903	500,472
Research and development	59,386	64,596	91,208	90,921
Others	99,112	103,382	100,033	104,334

	3,120,593	3,182,954	3,897,244	4,158,137
Accumulated amortization	(1,209,591)	(973,425)	(1,236,859)	(1,055,450)

	1,911,002	2,209,529	2,660,385	3,102,687

(i) The goodwill on merged investments is based on future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 319/99.

(ii) At programmed dates, which vary from one to six years, the Company stops production, totally or partially, to carry out inspection and maintenance. The costs associated with each stoppage are deferred and amortized to cost of production up to the beginning of the next corresponding stoppage.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

14 Loans and Financing

			Parent company			Consolidated

		Annual financial charges	2005	2004	2005	2004

Foreign currency
Eurobonds		Note 14 (a)	1,294,005	1,057,657	743,217	700,525
Advance on foreign exch. contract	2005	US$ exchange variation + interest of 2.75% to10.99%			36,251
	2004	US$ exchange variation + interest of 2.30% to 6.00%		300,434		351,902

Export prepayment		Note 14(b)	592,044	1,129,647	595,934	918,968
Medium-term Notes		Note 14 (c)	1,277,405	1,581,448	1,277,405	1,581,448

Raw material financing	2005/2004	YEN exchange variation + fixed interest of 6.90%			2,399	4,392
	2005	US$ exchange variation + interest of 0.45% to 2.50% above LIBOR (ii)	28,682		47,810
	2004	US$ exchange variation + interest of 0.53% to 7.65% above LIBOR		219,825		467,129
Permanent asset financing	2005	US$ exchange variation + fixed interest of 1.22% to 7.14%	30,211		33,282
	2004	US$ exchange variation + interest of 1.22% to 3.88% above LIBOR		29,868		30,829
	2004	US$ exchange variation + fixed interest of 4.75% to 13.64%		27,932		28,913
Working capital	2005/2004	US$ exchange variation + interest of 2.77% to 7.50%			10,348	102,776

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Loans and Financing (continued)

			Parent company		Consolidated

		Annual financial charges	2005	2004	2005	2004

Local currency
Working capital	2005	Interest of 102.5% to 105.5% of CDI			73,752
	2004	Interest of 0.30% to 11.0% + fixed restatement (IGPM, TJLP and CDI)		17,189		34,089
	2004	US$ exchange variation + interest of 4.50%		10,944		10,944
FINAME	2005/2004	Fixed interest of 3,00% to 11.00%+ fixed restatement (TJLP)		929	30,175	17,146
BNDES	2005	Fixed interest of 6.50% to 12.60% + fixed restatement (TJLP and UMBNDES) (i)	178,877		189,076
	2004	Fixed interest of 2.50% to 12.60% + fixed restatement (TJLP and UMBNDES) (i)		166,492		180,928
BNB	2005	Fixed interest of 11.81% to 14% p.a.	60,270		62,887
	2004	Fixed interest of 11.81%		31,538		31,538
FINEP/FINIMP	2005	US$ exchange variation + interest of 4.50% p.a. or interest of 0.4% to 5.00% p.a. + fixed
		restatement (TJLP and UMBNDES)	22,191		31,513
Acquisition of shares		Note 14 (e)	176,339	176,277	176,339	176,277
Project financing (NEXI)		Note 14 (f)	283,618		283,618
Vendor					141,656	168,636
Other		Fixed interest of 14.00% to 21.00% + bonus for timely repayment of 15.00% or 112%
		do CDI			16,814	39,076

			3,943,642	4,750,180	3,752,476	4,845,516

Less: Current liabilities			(612,227)	(1,435,094)	(895,004)	(1,785,945)

Long-term liabilities			3,331,415	3,315,086	2,857,472	3,059,571

(i) UMBNDES = BNDES monetary unit
(ii) LIBOR = London Interbank Offered Rate

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(a) Eurobonds

In October 1996, OPP Petroquímica (merged into OPP Química in December 2002) issued Eurobonds amounting to US$ 100,000 thousand, falling due in October 2004 and with annual interest of 11%, paid semiannually. This transaction was settled upon maturity.

In June 1997, the Company issued Eurobonds amounting to US$ 150,000 thousand falling due in June 2007, and with annual interest of 9%, paid semiannually in June and December of each year. The Eurobonds balance at December 31, 2005 is US$ 150,225 thousand - R$ 351,632 (2004 - US$ 150,225 thousand - R$ 398,757).

In July 1997, the merged company Trikem issued Eurobonds in the amount of US$ 250,000 thousand, falling due in July 2007 and with annual interest of 10.625%, paid semiannually in January and July of each year. The Eurobonds balance at December 31, 2005 is US$ 251,953 thousand - R$ 589,747 (2004 - US$ 248,229 thousand - R$ 658,900). In July 2005, the Company renegotiated the transaction interest rate to 9.375% p.a., and the maturity date to 2015, with no early settlement covenant.

In June 2005, the Company issued Eurobonds in the amount of US$ 150,000 thousand, with no stated maturity (Perpetual Eurobonds), bearing annual interest of 9.75%, payable on a quarterly basis from September 2005 onwards. The securities can be fully repurchased, at the option of the Company, as from June 17, 2010, provided that investors are given a minimum 30-day notice. At December 31, 2005, the balance amounts to US$ 150,650 thousand - R$ 352,626.

(b) Prepayment of exports

The merged company Trikem received an advance of US$ 100,000 thousand made by a foreign customer in August 1997. This advance bears annual interest of 12% and the balance was settled in October 2004.

On December 28, 2001, the Company obtained funds in the amount of US$ 250,000 thousand as prepayment of exports. This loan was placed in two tranches. The first tranche, in the amount of US$ 80,000 thousand, has a settlement term up to December 2004 and was subject to interest of 4.25% p.a. plus 3-month LIBOR, payable on a quarterly basis and was fully amortized upon maturity. The second tranche, in the amount of US$ 170,000 thousand, has a settlement term up to December 2006, was also fully amortized in December 2004, and was subject to interest of 5.25% p.a. plus 3-month LIBOR, payable on a quarterly basis.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

In December 2002, the merged company OPP Química received an advance from a foreign customer, in the amount of US$ 97,200 thousand, with annual interest of 3.75%, plus semiannual LIBOR, in addition to the exchange variation. In November 2004, the Company renegotiated the charges, reducing the spread to 1.25% per annum. This contract will be settled through shipments made up to June 2006. The balance due at December 31, 2005 is US$ 15,931 thousand - R$ 37,289 (2004 - US$ 47,018 thousand - R$ 124,805).

In June 2004, the Company obtained funds in the amount of US$ 200,000 thousand as prepayment of exports divided in two tranches. The first tranche, in the amount of US$ 145,000 thousand, has a settlement term up to December 2007 and is subject to interest of 3.5% per annum plus 6-month LIBOR, payable semiannually. The second tranche, in the amount of US$ 55,000 thousand, has a settlement term up to June 2009 and is subject to interest of 4.5% per annum plus 6 month LIBOR, payable semiannually. In June 2005, the two tranches were consolidated, falling due in June 2009 and bearing interest at 1.45% p.a. above LIBOR, payable semiannually. The balance of this transaction at December 31, 2005 is US$ 175,442 thousand - R$ 410,656 (2004 - US$ 200,643 thousand - R$ 532,588).

In August 2004, the Company obtained funds in the amount of US$ 50,000 thousand as prepayment of exports. In addition to the foreign exchange variation, these funds bear annual interest of 3% plus 6-month LIBOR up to January 2005 and 3-month LIBOR as from that date up to the final maturity, in October 2006. The balance of this operation, at December 31, 2005, is US$ 20,283 thousand - R$ 47,477 (2004 - US$ 51,009 thousand - R$ 135,397).

The Company has also other prepayments of export operations, the outstanding balance of which amounts to US$ 41,279 thousand - R$ 96,622 at December 31, 2005 (2004 - US$ 126,905 thousand - R$ 336,857). These transactions will be settled at various dates through January 2008. In addition to the exchange variation, the amounts bear annual interest of 1.55% to 3.00% above LIBOR.

(c) Medium-term Notes ("MTN") program

In July 2003, Braskem implemented a MTN Program of US$ 500,000 thousand. On December 16, 2003, the Company’s Board of Directors authorized an increase in the total of the program to US$ 1 billion and an extension in term from five to ten years.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

MTN issues and balance at December 31 are as follows:

			US$ thousand			R$

Issues	Interest	Maturity	2005	2004	2005	2004

2nd Tranche	9.25%	10/23/2005		65,000		172,536
3rd Tranche	12.50%	11/05/2008	275,000	275,000	643,693	729,960
4th Tranche	11.75%	01/22/2014	250,000	250,000	585,175	663,600

			525,000	590,000	1,228,868	1,566,096

	Interest accrued				48,537	15,352

	Balance at December 31				1,277,405	1,581,448

(d) FINAME, BNDES and BNB

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

In June 2005 a further BNDES credit line was approved, in the amount of R$ 384,600, and the first tranche of R$ 100,789 was released on July 27, 2005 and the second tranche of R$ 30,015 was released on December 21, 2005.

(e) Acquisition of shares

This loan refers to the acquisition from BNDESPAR of one billion shares of Braskem Participações, made in September 2001, by the merged company Nova Camaçari Participações S.A. (“Nova Camaçari”). The loan principal is payable in full in August 2006. The principal bears interest of 4% p.a. and TJLP, due annually as from August 2002.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(f) Project finance

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand – R$ 136,496 and YEN 6,628,200 thousand – R$ 141,529, respectively, to finance several investment projects, including the Program “Braskem +”. These loans bear annual interest of 0.95% above the Tokyo Interbank Rate (Tibor) plus exchange variation, payable semiannually.

Principal will be paid in 11 installments as from March 2007, and final maturity will occur in March 2012. The financing contracts comprise an insurance that guarantees 95% of commercial risks and 97.5% of political risks.

As part of its risk management policy (Note 21), the Company signed swap contracts in the total amount of these debts, changing the annual financial charges to 101.59% of CDI, 103.98% of CDI and 104.29% of CDI for the two tranches released in March and for the tranche released in September 2005, respectively. The swap contract was signed with a prime foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the debt contracts. The result of this contract is recorded in “monetary variation of financing” (Note 22).

(g) Repayment and guarantee schedule

Long-term loans mature as follows:

		Parent company		Consolidated

	2005	2004	2005	2004

2006		563,929		622,228
2007	596,949	1,269,314	348,515	948,559
2008	857,428	770,436	880,015	774,430
2009	147,555	22,190	157,263	24,462
2010 and thereafter	1,729,483	689,217	1,471,679	689,892

	3,331,415	3,315,086	2,857,472	3,059,571

Braskem S.A. and its subsidiaries

Notes to the Financial Statements at
December 31, 2005 and 2004
In thousands of reais

In the case of short-term loans, the Company has given security such as trade bills receivable and promissory notes.

Long-term loans are secured by liens on fixed assets, shares, shareholders endorsements, bank guarantees and promissory notes. Certain long-term operations are guaranteed by Surety Bonds and mortgages of the Company's industrial plants.

15 Debentures

(a) 10th public issue

On October 1, 2001, the Company carried out the issue and sale of two series of the 10th issue of non-convertible debentures, being 4,108 of the 1st series and 2,142 of the 2nd series, totaling R$ 625,000.

In January 2004, the Company redeemed 2,289 debentures of the 1st series and 945 debentures of the 2nd series, while the rest of both series was redeemed on September 30, 2004. All such debentures were cancelled.

(b) 1st private issue

On May 31, 2002, the merged company OPP Produtos Petroquímicos S.A. ("OPP PP") issued 59,185 convertible debentures. These debentures were fully purchased by Odebrecht S.A., which subsequently transferred their title to ODBPAR. These debentures have the following characteristics:

Single series

Unit face value:	R$ 10
Final maturity date:	July 31, 2007
Remuneration:	TJLP variation plus interest of 5% p.a.

ODBPAR has the option to convert these debentures into Class "A" preferred shares at any time. The payment of the principal and interest will only occur on their final maturity date. There is no partial or total redemption clause allowing payments before this date. At December 31, 2005, the transaction balance amounts to R$ 999,347 (2004 - R$ 867,870).

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(c) 11th public issue

The Company's Extraordinary Shareholders’ Meeting held on November 19, 2003 approved the 11th public issue of debentures, not convertible into shares. On December 1, 2003, a single series of 12,000 thousand debentures was issued in the total amount of R$ 1,200,000, with subscriptions on January 16 and February 2, 2004. Their characteristics are as follows:

Single series

Unit face value:	R$ 100
Final maturity date:	December 1, 2007
Repayment of face value:	36 monthly, equal, successive installments, as from January 1, 2005
Remuneration:	CDI + interest of 4.5% p.a.
Payment of remuneration:	1st day of each month, as from January 2004

On November 3, 2004, the Company carried out the early redemption of all debentures of this issue, as permitted by Clause 5.19 of the Deed of Issue. After redemption the debentures were cancelled.

(d) 12th public issue

The Extraordinary Shareholders’ Meeting held on June 15, 2004 approved the issue of 3,000 debentures, non-convertible into shares, totaling R$ 300,000. The debentures were subscribed and paid up on September 29, 2004, and have the following characteristics:

Single series

Unit face value:	R$ 100
Final maturity date:	June 1, 2009
Repayment of face value:	Single installment upon maturity
Remuneration:	117% of CDI
Payment of remuneration:	Semiannually as from December 1, 2004

To guarantee the compliance with the obligations of these debentures, the Company set up a pledge on pre-indexed credit rights. At December 31, 2005, the transaction balance is R$ 304,920 (2004 - R$ 304,969).

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(e) 13th public issue

The Board of Directors, at a meeting held on April 13, 2005, approved the issue of 30,000 simple, non-convertible, unsecured debentures, in a single series, for a total of R$ 300,000. These debentures were subscribed and paid up on June 30, 2005 and have the following characteristics:

Single series

Unit face value:	R$ 10
Final maturity date:	June 1, 2010
Repayment of face value:	Single installment upon maturity
Remuneration:	104.10% of CDI
Payment of remuneration:	Semiannually, as from December 1, 2005

The transaction balance at December 31, 2005 amounts to R$ 304,374.

The debenture activity can be summarized as follows:

	Parent company /
		Consolidated

	2005	2004

Balance at January 1	1,172,839	1,492,000
Financial charges	229,448	444,132
Issue	300,000	1,500,000
Amortization	(93,645)	(2,263,293)

Balance at the end of the period	1,608,642	1,172,839

Less: Current liabilities	(9,295)	(4,969)

Long-term liabilities	1,599,347	1,167,870

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

16 Taxes and Contributions Payable – Long-term Liabilities

		Parent company		Consolidated

		2005	2004	2005	2004

IPI credits offset
IPI – export credit	(i)	550,263	462,832	550,263	462,832
IPI – zero rate	(ii)	308,728	272,143	466,301	406,880
IPI – consumption materials and property, plant
and equipment		37,673	34,418	37,673	85,034

Other taxes and contributions payable
PIS /COFINS - Law 9,718/98	(iii)	285,521	290,533	316,081	320,620
Education contribution, SAT and INSS		33,360	28,816	40,784	33,152
PAES-Law 10,684	(iv)	43,151	49,706	43,151	49,706
Other		2,746	4,799	9,802	28,187

(-) Judicial deposits		(102,971)	(131,416)	(139,697)	(170,263)

		1,158,471	1,011,831	1,324,358	1,216,148

The Company has brought suit against some changes in Brazilian tax law, defending – among other claims – its entitlement to Manufactured Products Tax (IPI) credits originating from the purchase of goods and from product exports. As for contingent IPI credits, which had been offset against several federal tax debts, the Company posted them as liabilities to avoid contingent gains, and provisioned for interest on these liabilities at the SELIC benchmark rate. The Company has not recorded tax credits that may be viewed as realizable contingent assets.

(i) IPI Tax Credit on Exports (Crédito-prêmio)

This refers to lawsuits for court recognition of the IPI credit (crédito-prêmio) introduced by Decree-law 491/69 as an incentive to manufactured product exports.

The Company and absorbed company Nitrocarbono filed a motion for writ of mandamus in September 2003, and the resulting court decision granted an entitlement to these credits for a five-year period preceding the filing date, which may be offset against all taxes administered by the Federal Revenue Office. The Federal Government lodged an appeal, which is pending judgment by the TRF, 1st Circuit.

OPP Química obtained a court decision holding the case partially valid, authorizing this absorbed company to offset such tax credit against federal tax debts for the units located in Rio Grande do Sul. This decision was overturned by the TRF, 4th Circuit. Special and extraordinary appeals were then lodged by the Company, and are pending judgment by the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), respectively.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Absorbed company Trikem, in its São Paulo unit, filed a motion for writ of mandamus on these same grounds. This case is pending judgment by first-instance courts.

Absorbed companies OPP Química and Trikem, in their Bahia industrial units, filed a lawsuit on these same grounds. The case was held invalid, and the Company appealed this unfavorable decision. This appeal is pending judgment by the TRF, 1st Circuit.

Absorbed company Trikem, in its Alagoas units, filed a motion for writ of mandamus over this same matter. A mandamus was granted and entitlement to this tax credit on exports was granted for a 10-year period prior to the filing date. The TRF, 5th Circuit upheld this favorable decision, but reduced this time span to five years. Special and extraordinary appeals lodged against this ruling are pending judgment by the STJ and STF, respectively.

The outside legal counsel of the Company believe that the chances of success with respect to the IPI tax credit (crédito-prêmio) itself and the effects of monetary restatement (recovery of understated inflation indexes, monetary restatement and accrual of the SELIC benchmark rate) are good, despite the unfavorable rulings recently rendered by the STJ, in the aftermath of Senate Resolution No. 71 of December 2005. The Company is still analyzing the potential developments of this Resolution.

(ii) IPI – Zero rate

Absorbed companies OPP Química and Trikem have filed similar lawsuits in the States of São Paulo, Bahia and Alagoas, claiming IPI tax credits from the purchase of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate.

An injunctive relief was denied to the lawsuit underway in São Paulo, but the TRF, 3rd Circuit granted staying effects and recognized the Company’s entitlement to said tax credit. A first-instance decision is pending.

The TRF, 1st Circuit found for the lawsuit lodged in Bahia, and the Federal Government filed special and extraordinary appeals against such decision. The special appeal was not cognized by both the TRF and the STJ, and the extraordinary appeal is pending judgment by the STF.

Finally, the Alagoas case was held valid by the TRF, 5th Circuit, but a formal defect in this judgment caused the STJ to remand the case to the TRF for curing this defect. The case is at the STJ pending judgment on the Company’s motion to clarify.

In August 1999, Polialden filed a motion for writ of mandamus and was authorized to use the IPI credits originated from the preceding five years’ acquisition of raw materials and inputs that are exempt from IPI, not subject to IPI taxation or taxed at a zero rate. The TRF, 1st Circuit affirmed this decision, and special and extraordinary appeals lodged by the Federal Government then followed. The case was distributed to the Superior Court of

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Justice (STJ). From March 2000 through December 2005, Polialden used R$ 98,011 credits to offset with the IPI tax owed in its ordinary course of business. This is a contingent IPI credit and, as such, was posted as a long-term liability.

The Company’s legal advisors are of the opinion that the case is likely to prevail in the Brazilian courts, given the existence of past STF decisions favorably to taxpayers. However, the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold).

(iii) PIS/COFINS - Law 9,718 of 1998

The Company and controlled company Polialden has brought a number of lawsuits to challenge the constitutionality of the changes deriving from Law 9718/98, which, in practice, increased the value of PIS and COFINS contributions as from February 1999, as described below:

.. COFINS – Its rate escalated from 2% to 3%, and the tax base was expanded to reach nearly every corporate income beyond the sale of goods and services;

.. PIS – expansion of the tax base as in COFINS.

As for the period after December 2002 (when Law 10637/02 came into effect), all discussions over the constitutionality of the PIS tax base (Law 9718/98) became void, due to the new non-cumulative system adopted for this tax. Similarly, after February 2004, when Law 10833/03 came into force, the discussions over the COFINS tax base became void as well. As from such dates, the Company started paying these contributions as prescribed by proper legislation, without prejudice to claims related to past periods.

As court disputes still hold valid for the period while Law 9718/98 was in effect, and once the STF Full Bench determined in November 2005 that the increase in PIS and COFINS tax bases under said law is unconstitutional, the status of each case is as follows:

.. The Company brought a lawsuit alleging that the COFINS tax base expansion in March 1999 was unconstitutional. An injunctive relief only authorized a judicial deposit of the amount under dispute. A writ of mandamus was eventually granted, but the TRF, 1st Circuit overturned the first-instance decision. The Company lodged an extraordinary appeal, which is pending judgment by the STF. The disputed amounts came to R$ 39,056 as of January 2004, and judicial deposits relating to all of these sums have been made.

.. The Company filed a motion for writ of mandamus challenging the constitutionality of the PIS tax base expansion in March 1999. A writ of mandamus was issued, but the TRF, 1st Circuit overturned this decision. The Company lodged an extraordinary appeal at the STF, which rendered a favorable decision (published in December 2005).

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

.. The Company filed a lawsuit for non-payment of COFINS at a rate of 3%, in October 2001. A writ of mandamus was rejected, and the Company appealed this decision, which is pending judgment by the TRF, 1st Circuit.

.. In other cases pending judgment on the merits, the Company is challenging the PIS and COFINS tax base expansions as well as the COFINS rate increase for controlled companies Proppet S.A. (Proppet), Nitrocarbono and CEMAN - Central de Manutenção Ltda. (CEMAN), all of them already absorbed.

.. Absorbed companies OPP Química and Trikem brought a lawsuit together with other companies, challenging the lawfulness and constitutionality of the COFINS tax base expansion. This case was held valid, and the Federal Government appealed this decision. The case is pending judgment by the TRF, 1st Circuit. In August 2003, absorbed company Trikem opted for voluntary dismissal of the case as regards the tax rate increase, and qualified to PAES (Note 16(iv)) for payment of its tax liabilities in installments.

.. Absorbed companies OPP Química and Trikem, along with other companies, filed a motion for writ of mandamus challenging the lawfulness and constitutionality of PIS tax base expansion in July 1999. A writ of mandamus was entered, but the TRF, 1st Circuit overturned this decision. An extraordinary appeal lodged against this ruling is pending judgment by the STF. After distribution of the extraordinary appeal, an incidental motion for writ of prevention was lodged at the STF to stay payment of PIS at the expanded tax base. The writ of prevention was granted, and the extraordinary appeal is pending judgment.

Based on those court orders, OPP Química was released from paying or depositing any amounts relating to the tax increases introduced by Law 9718/98 up to its merger into the Company. Besides the increase in the COFINS rate, in which there was a motion for partial voluntary dismissal of the action, absorbed company Trikem is in the same situation as OPP Química.

.. Polialden filed a motion for writ of mandamus in 1999 to challenge the COFINS tax rate increase. The case was held partially valid, suspending the payment of COFINS at the higher rate while the court order releasing the company from CSL tax remained in force. Both litigants presented appeals, which are pending judgment by the TRF, 1st Circuit. The unpaid COFINS tax came to R$ 1,672 in FY 1999, and Polialden applied for installment payment of this tax liability.

.. Effective 2000, Polialden paid COFINS at 3%. In September 2000, Polialden lodged another motion for writ of mandamus, this time to keep on paying COFINS at 2% and to offset the increased COFINS tax with CSL payments. Polialden made judicial deposits at R$ 11,826 to secure such claims. The motion was eventually held invalid, and Polialden appealed at the TRF, 1st Circuit. Polialden’s appeal was rejected, which prompted the filing of an extraordinary appeal at STF.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

.. Until January 2004, Polialden paid COFINS at 2% and made judicial deposits for the 1% difference. In February 2004, Polialden started paying COFINS as per Law 10833/03, which provided for new assessment criteria.

.. Polialden filed a motion for injunctive relief in June 2005, challenging the constitutionality of the PIS and COFINS tax base expansion and applying for offset of overpaid taxes during the effectiveness of said law. The writ of mandamus was granted, and the Federal Government’s appeal is pending judgment

(iv) Special Installment Program (PAES) - Law 10,684/03

Federal Law No. 10684 was published on May 30, 2003, instituting the PAES program which offers taxpayers that are delinquent to the Federal Revenue Office or the National Treasury Attorney’s Office (whether past-due tax liabilities have already been acknowledged or are being challenged in court) the possibility of paying their debts overdue as at February 28, 2003 in up to 180 monthly successive installments.

Among other benefits, this legislation provides for a 50% reduction in the default fine as well as the adoption of the Long-Term Interest Rate (TJLP) for restatement of installments (replacing the SELIC rate, which is usually higher).

In August 2003, absorbed company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase, thus qualifying for the more favorable payment conditions under the PAES program. The amount due is being paid in 120 monthly installments, and this option was confirmed upon payment of the first installment on August 31, 2003. The outstanding debt is R$ 49,706 as of December 31, 2005, being R$ 6,555 in current liabilities and R$ 43,151 in long-term liabilities (2004 – R$ 56,261, being R$ 6,555 in current liabilities and R$ 49,706 in long-term liabilities).

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

17 Income Tax and Social Contribution on Net Income

(a) Current income tax – parent company

	2005	2004

Income before income tax	764,331	648,523

Adjustments to net income for the year
Permanent additions	67,519	23,690
Temporary additions	477,375	380,537
Permanent exclusions	(252,889)	(208,334)
Temporary exclusions	(459,479)	(208,918)
Interest on capital	(270,000)	(170,000)

Taxable income before tax loss carryforward	326,857	465,498
Utilization of tax losses (30%)	(98,057)	(139,649)

Taxable income for the year	228,800	325,849

Income tax (15%) and surcharge (10%)	57,176	81,438
Income tax expenses from changes in net assets
arising from the merger of :
Trikem and other companies	(2,307)	10,903

Income tax expense for the year	54,869	92,341

Of the income tax expense, R$ 44,244 is entitled to exemption/abatement benefit (Note 18(a)) (2004 - R$ 53,887).

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(b) Deferred income tax

(i) Composition of deferred income tax – parent company

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	2005	2004

Tax loss carryforwards	441,068	539,754
Amortized goodwill on investments in
merged companies	151,163	168,757
Amortized goodwill on permanent investments	923,070	629,572
Temporarily non-deductible expenses	1,009,240	1,261,018

Potential calculation basis of deferred income tax	2,524,541	2,599,101

Potential deferred income tax (25%)	631,135	649,775
Unrecorded portion of deferred income tax	(353,885)	(348,248)

Deferred income tax – assets	277,250	301,527

Activity:
Opening balance for the year	301,527	165,620
Addition (write-off) of deferred income tax on tax losses	(24,672)	(30,682)
Deferred income tax on amortized goodwill of merged companies	(3,374)	37,040
Deferred income tax on temporary provisions	3,769	129,549

Closing balance	277,250	301,527

Deferred income tax (liabilities) on accelerated depreciation
Opening balance for the year	(9,115)	(9,705)
Realization of deferred income tax	590	590

Closing balance for the year	(8,525)	(9,115)

Deferred income tax in income statement	(23,687)	136,497

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Deferred income tax assets arising from tax losses and timing differences are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by the Company's management.

(ii) Estimated timing of the realization of deferred income tax assets

In addition to the positive impacts from the corporate restructuring (Note 1 (b)), the Company's business plan at December 31, 2005 anticipates the generation of future taxable income based on projections and feasibility studies primarily influenced by price, foreign exchange, interest rate and market growth assumptions and other variables relevant to the performance of Braskem. The studies show that the credit from tax losses, in the amount of R$ 110,267, will be fully utilized between 2006 and 2010.

Deferred income tax credits on timing differences, mainly comprised of goodwill in the amount of R$ 33,366, and temporarily deductible expenses in the amount of R$ 133,617, are justified by their full utilization due to the tax realization of goodwill and provisions.

The realization of corporate income tax credits on goodwill is anticipated as follows:

2006	4,398
2007	4,398
2008	4,398
2009	4,951
2010	4,951
2011	4,901
2012	2,294
2013	1,025
2014	1,025
2015	1,025

33,366

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

The accounting for deferred income tax assets does not consider the portion of amortized goodwill on investments in merged companies, the realization term of which exceeds 10 years (R$ 17,698), as well as amortized goodwill on permanent investments ( R$ 923,070), the realization of which is uncertain over the next 10 years.

Concerning temporarily non-deductible expenses, deferred income tax was calculated on tax expenses which are currently being challenged in court and other operating expenses, as is the case of the provision for doubtful accounts. Provisions for losses on permanent investments (R$ 474,772) were not considered, as their realization is uncertain over the next 10 years.
It should be pointed out that assets recorded refer only to those amounts the realization of which is supported by projects of taxable income, brought to present value, utilized by the Company over up to 10 years, considering also that tax losses available for offset are limited to 30% of net income for the year before income tax and tax exemption and abatement benefits.

As the income tax taxable basis is determined not only by the potential future profits, but also the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company's net income and the income tax results. Accordingly, the expectation of using fiscal credits should not be construed as an indication of the Company's future results.

(c) Social Contribution on Net Income (CSL)

In view of the discussions over the constitutionality of Law 7689/88, the Company and its absorbed companies OPP Química and Trikem filed a lawsuit against payment of CSLL.

The TRF, 1st Circuit had expressly recognized the unconstitutionality of this tax, and the decisions favorable to the Company and its absorbed companies and Polialden became final and conclusive. However, the Federal Government filed a rescission action against the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a rescission action in the case of OPP Química, the first final and conclusive decision remained in force.

The rescission action filed by the Federal Government was held valid in the first and second instances, but tax payments are still on hold. Currently, appeals to the rescission action are pending judgment by the STF and STJ.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Based on the referred STF decision, the Federal Revenue Office has issued tax infraction notices against the Company and its absorbed companies, and administrative defenses have been filed against such notices.

Based on the opinion of its outside legal counsel, the Company and Polialden believes that the following is likely to occur: (i) the courts will eventually release the Company and Polialden from paying this tax; and (ii) even if the rescission action is held valid, it cannot be applied retrospectively to enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required (contrary to the opinion of the Company’s outside legal counsel), the Company and Polialden believes that the possibility of imposing a fine is remote. Accordingly, the amount payable, restated based on Brazil’s SELIC benchmark rate, would be R$ 582,261 for the Company and R$ 651,663 for a consolidated status (2004 – R$ 507,000 for the Company and R$ 562,000 for a consolidated status), net of fine.

18 Tax Incentives

(a) Corporate income tax

From calendar years 2002 to 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The Camaçari polyethylene plant has the same right for the same period. The PVC plant at Camaçari has the same right from 2005 to 2014. The PVC plant in Alagoas and the PET plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactama enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or absorb losses.

On December 14, 2004, the Board of Directors of Braskem approved the use of R$ 463,281 from the tax incentive reserve for absorption of the balance of accumulated losses.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive determined for the year ended December 31, 2005 amounted to R$ 7,795 (2004 - R$ 9,681). The accounting treatment of such incentives is the same applied to the income tax incentive.

19 Stockholders’ Equity

(a) Capital

At December 31, 2005, the Company's subscribed and paid-up capital is R$ 3,402,968, divided into 120,860,099 Common, 240,860,356 class A preference, and 803,066 Class B preference shares, all of them registered shares with no par value. At the same date, the Company's authorized capital comprises 488,000,000 shares, of which 175,680,000 are Common, 307,440,000 are Class A preference, and 4,880,000 are Class B preference shares.

In January 2004, as a result of the merger of Trikem (Note 1(b)), the Company'scapital was increased by R$ 304,596, through the issue of 8,136,165,484 class A preference shares, to reach R$ 2,192,018.

In September 2004, in accordance with the Global Offer (Note 1(c)), the Company increased its capital in the amount of R$ 1,210,950, through the issue of 13,455,000,000 Class A preference shares, at the price of R$ 90.00 per thousand shares in Brazil and US$ 31.38 overseas. Accordingly, capital totaled R$ 3,402,968.

On January 15, 2004, in order to maintain the minimum limit related to the proportion between common and preference shares, in accordance with Brazilian Corporate Law, before the merger of Trikem, the conversion of 121,948,261 Class A preference shares into common shares was approved at the Extraordinary General Meeting. Similarly, on September 17, 2004, before the completion of the Global Offer, the conversion of 4,484,963,007 Class A preference shares into common shares was approved at the Extraordinary General Meeting.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

From September 2004 to March 2005, in accordance with Article 6 of the by-laws, the conversion of 28,313,178 Class B preference shares into 14,156,589 Class A preference shares was carried out. As a result, at March 31, 2005, before the approval of the reverse split (Note 1(d)), capital comprised 30,215,024,848 Common shares, 60,215,051,485 Class A preference shares and 200,841,622 Class B preference shares.

For the year ended December 31, 2004, earnings per share was determined based on the total number of shares then issued. Taking into consideration the share reverse split approved on March 31, 2005, earnings per share would be R$ 1.913.

(b) Share rights

Preferred shares are non-voting but ensure priority to the receipt of a non-cumulative dividend of 6% p.a. on their unit value, in accordance with the net income available for distribution. Only Class A preference shareholders share equally with the common shares in the remaining net income, and common shares are entitled to dividends only after priority dividends have been paid to the holders of preference shares. Only Class A preference shareholders share equally with common shares in the distribution of shares resulting from the incorporation of other reserves. Class B preference shares are not convertible into common shares. However, at the end of the non-transfer period provided for in the applicable law, they can be converted into Class A preference shares at any time, at the ratio of 2 Class B preference shares for each Class A preference share.

Class A and Class B preference shares have priority to the return of capital in the case of liquidation.

Shareholders are ensured a mandatory dividend of 25% of net income for the year, adjusted in accordance of the Brazilian Corporate Law.

Pursuant to the Understanding Memoranda for the Execution of Shareholders’ Agreement, the Company must distribute dividends corresponding to not less than 50% of the net income for the year, as long as the required reserve amounts are sufficient to allow for the efficient operation and development of the Company's businesses.

Under the terms of Eurobond and MTN agreements (Notes 14(a) and (c)), the payment of dividends, interest on capital or any other profit sharing is limited to the higher of 50% of net income for the year, or 6% of the nominal value of class A and B preference shares.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(c) Treasury stock

At December 31, 2005, the Company's treasury stock comprised 467,347 Class A preference shares (2004 – 116,836,839 shares).

(d) Appropriation of net income

In accordance with the Company’s by-laws, net income for the year, adjusted as provided by Law 6.404/76, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not exceeding 20% of capital; (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preference shares. When the priority dividend amount paid to the preference shares is equal to or higher than 25% of the net income for the year, calculated in accordance with Article 202 of Brazilian Corporate Law, the full payment of the mandatory dividend is carried out. If there is a remaining mandatory dividend after the payment of the priority dividend, it will be used as follows: i) in the payment to common shares of a dividend up to the limit of the priority dividend of preference shares; ii) if there is a remaining balance in the distribution of an additional dividend to common shares and Class A preference shares, under the same conditions, so as each common share or preference share of this class receives the same dividend.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Dividends proposed by management, subject to approval by the shareholders’ meeting, are as follows:

	2005	2004

Net income for the year	685,775	692,679
Portion appropriated to legal reserve	(34,289)	(34,634)

Adjusted net income for the calculation of dividends	651,486	658,045

Distribution of profits:
Interest on capital (Note 19(e))
Common shares – R$ 0.746 per thousand shares (2004 - R$ 1.125)	90,179	33,976
Class A preference shares – R$ 0.746 per thousand shares (2004 - R$ 2.256)	179,368	135,652
Class B preference shares – R$ 0.563 per thousand shares (2004 - R$ 2.256)	453	372

	270,000	170,000
Dividends proposed
Common shares – R$ 0.156 per thousand shares (2004 - R$ 1.131)	18,649	34,178
Class A preference shares – R$ 0.156 per thousand shares	37,094

Total dividends proposed	55,743	34,178

Total interest on capital and dividends	325,743	204,178

Amount appropriated to revenue reserve	325,743	453,867
Minimum mandatory dividends - 25%	162,872	164,511

Retained earnings are linked to a capital budget included in the Business Plan, approved by the Board of Directors at a meeting held on December 13, 2005, to be submitted to the appreciation of the 2006 Annual Shareholders’ Meeting.

(e) Interest on capital

On December 29, 2005, the Management Board approved the payment of interest on capital in the amount of R$ 270,0000, of which (i) R$ 179,368 to holders of Class A preference shares and holders of American Depositary Receipts (“ADR”), corresponding to the gross amount of R$ 0.746145 per share and R$ 1.492290 per ADR; (ii) R$ 452 to the holders of Class B preference shares, corresponding to the gross amount of R$ 0.563940 pier share, equal to 6% of the share unit value, as provided in Article 9 of the Company's by-laws and (iii) R$ 90,179 to the holders of common shares, corresponding to the gross amount of R$ 0.746145 per share. Payment will be made until 60 days after the date of the 2006 Annual Shareholders’ Meeting.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Interest on capital was determined based on the shareholding position at December 31, 2005, applying such amount to priority and mandatory dividends for 2005, as prescribed by Law 9,249/95 and paragraph 6, Article 44 of the by-laws. Withholding income tax on interest credited was R$ 35,515 and the benefit for the Company regarding income tax was R$ 67,500.

For disclosure purposes, the interest on capital expense was reversed in the statement of income for the year, in the group “Operating expenses (income)”, and also reflected in the statement of changes in stockholders’ equity, pursuant to CVM Deliberation CVM 207/96.

20 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Companies Employees Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ. The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF entertained an appeal from SINPEQ and affirmed an erstwhile decision from the Superior Labor Court (TST), determining that an economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. SINDIQUIMICA appealed this decision. In June 2003, after two STF justices had rendered an unfavorable opinion, judgment was suspended. It was reinstated in May 31, 2005, when the appeal was rejected by unanimous opinion. This decision is pending publication.

Based on the opinion of the Company’s outside legal counsel, Management believes in a favorable outcome for the companies, and no amount was thus provisioned for in connection with this case. On October 24, 2005, SINDIQU¥MICA filed a motion to review (embargos de divergência), which is pending judgment.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(b) Holders of Preferred Shares

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred shares. One of these lawsuits was found against the Company, which prompted Braskem to file a rescission action to vacate such unfavorable ruling; as a result, the courts entered an injunctive relief staying the enforcement of this award until a final and conclusive decision were eventually rendered in the rescission action. On December 11, 2003, the Bahia State Court of Justice held Braskem’s rescission action fully valid, vacating the erstwhile judgment handed down by this same court and rejecting the pleadings of shareholders on account of an express breach of special laws. In June 2004, the shareholders filed a special appeal (recurso especial) at the Superior Court of Justice (STJ), but it was not cognized by resolution of the Chief Justice of the Bahia State Court of Justice in November 2004; as a result, the shareholders appealed this decision once again at the STJ. In September 2005, after discussions over the timeliness of the shareholders’ special appeal, it was seized of by STJ. The Company’s legal counsel believes that the chances of success in this case are high, notably because the Company’s stance is backed by legal opinions from renowned jurists and by court rulings on this specific issue.

The dispute surrounding the rule set out in the bylaws of controlled company Polialden about the distribution of dividends to preferred shares under incentive (article 5, paragraph 3, coupled with article 37, paragraph 4), dating back to the issuance of Official Notice CVM/GEA-3 No. 100 of April 14, 2000, was resolved in a decision rendered by the CVM Board on August 10, 2000, which granted Polialden’s appeal and concluded that "the minimum dividends payable to preferred shares are 6% ..., capped at 8% of this same value or the equivalent to 25% of net profits at yearend, whichever is higher, as the company has done over the last 10 years; such shares are not entitled to remaining profits, as the bylaws have clearly set the maximum dividends attaching to such shares."

Backed by such decision and in reliance on legal opinions prepared by renowned legal advisors and jurists, Polialden’s Management has abided by the rule set out in its bylaws for payment of dividends to common shares and to preferred shares under incentive, capping the payments to those preferred shares at 8% of the nominal value of Polialden’s capital stock, and considering the maximum 25% compulsory dividend distribution as provided for in the bylaws and in the CVM decision.

Despite the existence of legal opinions, past court rulings and the CVM decision favorably to Polialden’s stance that preferred shares under incentive do not qualify for the remaining profits, some holders of preferred shares under incentive have looked to the courts for recognition of their purported entitlement to dividends on an equal footing with common shares.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Most court decisions already rendered in this regard have been favorable to Polialden. However, in August 2001, contrary to the consolidated stance of the CVM Board over this issue, and despite the legal opinions issued by renowned jurists about this matter, the 4th Panel of STJ held a special appeal valid, acknowledging the appellant shareholder’s entitlement to dividends on equal conditions vis-à-vis the holders of common shares, based on resolutions adopted in some past shareholders’ meetings. This decision is still being appealed by Polialden.

As a consequence of preliminary injunctions entered favorably to some shareholders, Polialden has posted judicial bonds in an amount corresponding to the shortfall asserted by those shareholders in connection with the dividends approved at the Annual General Meetings of 2002 and 2004. Since then, Polialden has successfully managed to cancel those injunctions, releasing the respective judicial bonds; on this date, judicial deposits come to R$ 5,698. It should be stressed that the grounds for one of the STJ decisions favorable to Polialden, leading to cancellation of an existing injunction, were that the case was yet to be heard in a final and conclusive manner, and the decision on a special appeal cannot extend to resolutions adopted in subsequent meetings, but only to general meetings dealt with in the main suit underway at the STJ.

In September 2003, another lawsuit filed against Polialden was held fully groundless, recognizing the differentiated treatment accorded to preferred shares under incentive as prescribed by the Company’s bylaws, considering that said shares were issued under a special tax incentive program. On December 28, 2004, the Bahia State Court of Justice affirmed this decision by unanimous opinion, rejecting an appeal lodged by the appellant shareholder, who lodged a special appeal at the STJ (the admissibility of which is pending review).

It should be stressed that the merits of such disputes are yet to be entertained; for this reason, and in reliance on the CVM Board decision, on opinions from legal counsel and on recent court rulings on this issue, each of the Managements of Braskem and of Polialden believes that no additional dividends are payable to preferred shares under incentive, and that those companies are acting in strict abidance by their respective bylaws under prevailing laws.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(c) Offsetting of tax credits

From May through October 2000, absorbed companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (“DCC’s”) issued in response to an injunctive relief entered in a motion for writ of mandamus (“MS SP”). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (“MS RJ”) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the chances of success in those cases as probable, mostly in light of the indisputable validity and liquidity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal counsels to Assignor and to the Company believe that the offsetting procedures carried out by the absorbed companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Irrespective of the final and conclusive decision in MS RJ, the legal counsels to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the absorbed companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

Finally, in January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond will be tendered in the form of an insurance policy (seguro garantia) currently under negotiation between the Company, Assignor and insurance companies.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

The Company’s legal counsel has labeled the chances of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d) National Social Security Institute - INSS

The Company is a party to several social security disputes in the administrative and judicial spheres, totaling R$ 169,854 as of December 31, 2005. Out of these sums, the Company has made judicial deposits at R$ 15,100, and R$ 18,200 are secured by a portion of the Company’s inventory. The Company has provisioned for social security contingencies at R$ 8,500. Further, the Company has credits with INSS under court dispute, totaling R$ 54,600. These credits are off the balance sheet.

In October 2000, INSS fined Polialden for non-submission of evidence as to collection of social security contributions owed by contractors from May 1995 through December 1998, as well as for non-payment of the employer’s social security contribution on payroll from May 1998 through January 1999, which amounted to R$ 8,811 on December 31, 2005.

In reliance on the outside legal counsel’s opinion that the Company’s stance is likely to prevail in these disputes, the Company’s Management believes that no amount is owed in this regard and, as such, the corresponding sums have not been provisioned for.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

(e) Other court disputes involving the Company

The Company figures as defendant in civil lawsuits filed by a former caustic soda distributor, totaling R$ 131,000 on December 31, 2005 (2004 – R$ 170,199). This former distributor seeks redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of outside legal counsel sponsoring the Company in these lawsuits, the Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

In the 2nd trimester of 2005, the Petrochemical and Chemicals Companies Employees Union in Triunfo (RS) and Camaçari (BA) lodged labor actions claiming overtime payment. On those lawsuits it has been filed the proper defense and the Management does not expect any loss by the end of its judgment.

As of 2005, the Company figures as respondent in approximately 1,100 labor claims, including those mentioned above, totaling circa R$ 223,400 (2004 – R$ 53,460). Based on the opinion of outside legal counsel, most of these labor claims are likely to be held favorably to the Company and, for this reason, no amounts were provisioned for in this respect. The cases labeled as a probable loss have been provisioned for at R$ 7,930 by the Company (consolidated – R$ 12,262).

21 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The bank accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and mathematical models for the monitoring of these risks and possible use of derivatives to decrease these risks.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted, at December 31, 2001, the following methodology: hedging of the principal and interest (on a consolidated basis), falling due in the next 12 months in, at least, (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts ("ACCs") of up to six months and Advances on Export Contracts ("ACEs"); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to the U.S. dollar (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate and IGPM inflation index.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing the Company to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Market value of derivative instruments

To determine the estimated market value of financial instruments, the Company uses reserve transaction quotations or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

22 Financial Income (Expenses)

	Parent company		Consolidated

	2005	2004	2005	2004

Financial income (expenses):
Interest income	128,260	181,555	140,131	160,780
Monetary variation of financial investments, related parties and
accounts receivable	14,768	18,585	17,705	12,825
Monetary variation of taxes recoverable	4,984	26,875	7,616	31,803
Gains on derivative transactions	11,454	4,117	45,695	125,769
Exchange variation on foreign currency assets	(281,349)	(326,044)	(288,846)	(335,261)
Other	59,774	68,840	44,080	72,716

	(62,109)	(26,072)	(33,619)	68,632

Financial expenses:
Interest on financing and related parties	(355,568)	(568,478)	(346,999)	(595,297)
Monetary variation of financing and related parties	(236,088)	(431,970)	(203,080)	(380,887)
Monetary variation and interest on taxes, contributions and
suppliers	(140,728)	(121,792)	(169,669)	(137,079)
Losses on derivative transactions	(36,420)	(9,498)	(61,485)	(131,355)
Expenses with vendor transactions	(108,144)	(73,287)	(108,242)	(73,636)
Discounts granted	(35,631)	(44,675)	(88,375)	(80,720)
Exchange variation on foreign currency liabilities	560,705	405,860	556,884	425,368
Taxes and charges on financial transactions	(101,731)	(126,460)	(110,621)	(148,425)
Interest on capital	(270,000)	(170,000)	(270,000)	(170,000)
Reversal of interest on capital	270,000	170,000	270,000	170,000
Other	(99,199)	(104,496)	(144,170)	(185,218)

	(552,804)	(1,074,796)	(675,757)	(1,307,249)

Financial results, net	(614,913)	(1,100,868)	(709,376)	(1,238,617)

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

23 Other Operating Income and Expenses

	Parent company		Consolidated

	2005	2004	2005	2004

Income (expenses)
Rental of facilities and assignment of right to use	58,458	20,838	3,914	20,886
Recovery of taxes	655	1,402	3,364	16,445
Reimbursement of claims	20	1,612	(36)	1,612
Sale of sundry materials	14,180	11,444	13,094	11,128
Recovery of costs and expenses	3,664	83	4,583	1,240
Other operating income (expenses), net	(7,086)	(1,096)	(2,166)	(8,317)

	69,891	34,283	22,753	42,994

24 Non-operating Income (Expenses)

	Parent company		Consolidated

	2005	2004	2005	2004

Income (expenses)
Increase in interest on investments	5,172	3,037	5,443	3,468
Sale of permanent assets	720	(2,381)	753	(4,961)
Reversal (provision) of loss on investments	(4,203)	(2,355)	(4,265)	(2,386)
Provision for loss/retirement of assets	(22,449)	(18,199)	(22,449)	(18,199)
Other non-operating expenses, net	(4,105)	(6,646)	(4,638)	(7,742)

	(24,865)	(26,544)	(25,156)	(29,820)

25 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At December 31, 2005, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company and its subsidiary Polialden amounts to R$ 4,439,376 per claim, while the total of all insured assets amounts to R$ 9,885,314.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

26 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Shares (ADSs) Program

The Company's ADSs are traded on the NYSE with the following characteristics:

.. Type of shares: Class A preference.
.. Each ADS represents 2 shares, traded under the symbol “BAK”.
.. Foreign Depositary Bank: The Bank of New York (“BONY”) - New York branch.
.. Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class A preference shares are traded on LATIBEX, the market for Latin American Companies quoted in Euros at the Madrid Stock Exchange. The shares are traded under the symbol "XBRK" and the Brazilian Custodian Bank is Banco Itaú S.A. LATIBEX has adjusted and altered the process for quotation and trading to comply with the new standards adopted by Bovespa. Accordingly, as from May 16, 2005, the shares are traded in units.

27 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371 of December 13, 2000.

The formation of Braskem (Note 1 (b)) involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company. Management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity of joining the ODEPREV plan, retroactively to August 16, 2002.

In early June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to Petros, the Company is completing the calculation of mathematical reserves of participants, that define potential requirements of contribution by the Company to settle previous commitments. Following the completion of actuarial calculations, the proposed withdrawal as a sponsor will be submitted for the approval of the National Superintendency for Supplementary Pension Plans, a Social Security Ministry department in charge of regulating and inspecting private pension plans. To support the potential contribution mentioned above, the Company recorded a provision of R$ 58,554 in long-term liabilities.

During 2005, the Company's contributions totaled R$ 2,841 (2004 - R$ 6,203), while employees' contributions amounted to R$ 1,791 (2004 - R$ 3,482).

As to PREVINOR, the reserve computations have been completed and the entity has a surplus, so that no contributions by the Company are required. The process is being reviewed by the Supplementary Pension Plan Secretariat. Following the approval, active participants’ and beneficiaries’ rights will be settled.

During 2005, the Company's contributions totaled R$ 628 (2004 - R$ 1,220), while participants’ contributions amounted to R$ 354 (2004 - R$ 686).

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

The Board of Trustees of ODEPREV defines each year, in advance, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Currently, the active participants in ODEPREV total 2,131 (2004 – 1,133).

Up to December 31, 2005, sponsor’s and employees’ contributions amounted to R$ 4,631 (2004 - R$ 2,441) and R$ 9,348 (2004 - R$ 5,783), respectively.

(b) PETROS

At December 31, 2005, jointly-controlled subsidiaries Copesul and Petroflex take part in the defined benefit plan for employees, managed by PETROS. The main objectives of the plan are to: (i) supplement retirement benefits provided by the Government, and (ii) implement social assistance programs with the support of the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on the employees' compensation.

In accordance with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for Employee Benefits", the subsidiaries carried out the actuarial valuation of the plans and, accordingly, recorded actuarial liabilities in long-term liabilities.

The amounts of the jointly-controlled plans are as follows:

	2005	2004

Present value of actuarial liabilities	197,423	175,509
Fair value of asset plans	198,028	164,760

	(605)	10,749

Actuarial liabilities	(605)	10,749
Actuarial liabilities provided for	6,562	6,174

Unrecognized actuarial gains (losses)	(7,167)	4,575

Braskem S.A. and its subsidiaries

Notes to the Financial Statements
at December 31, 2005 and 2004
In thousands of reais

Actuarial assumptions at the balance sheet date (expressed as weighted average) are:

Type of plan	Defined benefits

Discount rate	6% p.a.
Expected return rate on assets	6% p.a.
Future salary raises	2% p.a.

Contributions by Copesul and Petroflex at December 31, 2005, amounted to R$ 1,089 and R$ 2,236 (2004 – R$ 321 and R$ 2,011), respectively.

28 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to approximately R$ 102,340.

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract in force until 2014. The minimum annual purchase commitment corresponds to 268,200 metric tons of ethylene and 262,200 metric tons of propylene. Considering the prices ruling at December 31, 2005, this commitment corresponds to R$ 1,171,567 (unaudited). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Based on 40% of prices charged as of December 31, 2005, the amount would be equal to R$ 468,627 (unaudited).

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 4,559,514 (unaudited), based on market prices as of December 31, 2005.

Attachment I

Braskem S.A. and Subsidiaries

Supplementary Information
Statements of Cash Flows
Years Ended December 31
In thousands of reais

	Parent company			Consolidated

				(Reclassified)
	2005	2004	2005	2004

Net income for the year	685,775	692,679	625,837	687,027
Adjustment to reconcile net income:
Depreciation, amortization and depletion	766,340	720,432	841,493	798,033
Amortization of goodwill (negative goodwill), net	385,717	283,988	152,539	152,729
Equity in the results	(222,129)	(169,952)	(1,287)	(663)
Reversal (provision) of loss on investments	(280,702)	(124,434)		7,500
Tax incentives			(39,225)	(44,979)
Exchange variation on investments	(21,341)	8,767	(3,629)	9,645
Increase (decrease) in interest in investments and other	2,293	(2,576)	2,188	(16,030)
Gains (losses) on permanent assets written-off	(720)	2,381	2,224	5,499
Provision for losses on permanent assets		18,199		18,199
Interest and monetary and exchange variations, net	374,670	704,201	411,678	693,270
Minority interests			(54,068)	24,565
Deferred income tax	23,687	(136,497)	29,641	(141,375)
Assignment of right to use	(58,240)		(3,640)
Other	(31,828)	4,950	(27,136)	18,499

	1,623,522	2,002,138	1,96,615	2,211,919

Effect of mergers and disposals of investments		24,993		36,762
Effect of merger on cash	2		4
Finnacial cash effects	198,867	276,795	156,199	293,136

Cash generation before changes in operating
working capital	1,822,391	2,303,926	2,092,818	2,541,817

Changes in operating working capital
Marketable securities	(611,203)	20,900	(82,127)	47,893
Trade accounts receivable	273,356	(186,823)	161,709	(451,737)
Financial instruments		(4,056)		(4,056)
Inventories	(28,980)	(300,941)	(51,533)	(389,477)
Taxes recoverable	(88,431)	349,947	(130,282)	289,398
Prepaid expenses	15,857	22,984	15,998	29,572
Dividends received	385,984	128,416	2,000	828
Other accounts receivable	(23,957)	11,465	(30,113)	28,117
Suppliers	248,711	1,052,222	485,080	1,152,076
Taxes, charges and contributions	(22,071)	129,375	(79,328)	174,315
Tax incentives	52,039	63,748	91,178	112,507
Advances from customers	18,343	(79,266)	(559)	(212,311)
Credit rights		(113,400)	363,205	(113,400)
Other accounts payable	(32,130)	(1,772)	(52,482)	(43,099)

Generation of cash from operations before financial effects	2,009,909	3,396,725	2,785,564	3,162,443

Exclusion of financial cash effects	(198,867)	(276,795)	(156,199)	(293,136)

Generation of accounting cash from operations	1,811,042	3,119,930	2,629,365	2,869,307

Attachment I

Braskem S.A. and Subsidiaries

Supplementary Information
Statements of Cash Flows
Years Ended December 31
In thousands of reais

(continued)

	Parent company			Consolidated

	2005	2004	2005	2004

Proceeds from the sale of investments	1,787	95	1,787	119
Additions to investments	(155,577)	(23,020)	(33,981)	(23,648)
Additions to property, plant and equipment	(671,684)	(368,349)	(780,673)	(442,286)
Additions to deferred charges	(231,099)	(509,823)	(237,071)	(549,395)

Cash used for investments	(1,056,573)	(901,097)	(1,049,938)	(1,015,210)

Short-term debt
Funds obtained	346,820	1,313,986	948,349	2,059,900
Repayment	(2,193,003)	(5,128,951)	(2.846,826)	(5.632,274)
Long-term debt
Funds obtained	1,206,300	2,375,758	1,624,739	2,662,201
Repayment		(900,000)	(617,228)	(990,461)
Related parties
Funds obtained	841,883	871,313	201	39,860
Repayment	(848,310)	(837,045)	(124,654)	(109,241)
Dividends paid to shareholders and
minority interests	(203,938)		(208,742)	(4,790)
Capital payment		1,210,951	2,531	1,210,950
Treasury stock		8,233		8,233
Other			(16,012)	5,883

Generation (use) of cash in financing	(850,248)	(1,085,755)	(1,237,642)	(749,739)

Generation (use) of cash and cash equivalents	(95,779)	1,133,078	341,785	1,104,358

Represented by
Cash and cash equivalents, beginning of period	1,556,869	423,791	1,793,955	689,597
Cash and cash equivalents, end of period	1,461,090	1,556,869	2,135,740	1,793,955

Generation (use) of cash and cash equivalents	(95,779)	1,133,078	341,785	1,104,358

This statement was prepared in accordance with the criteria described in Accounting Standards and Procedures - NPC 20 – Statement of Cash Flow, issued by IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Accountants).

Attachment I

Braskem S.A. and Subsidiaries

Supplementary Information
Statements of Cash Flows
Years Ended December 31
 In thousands of reais

(continued)

Main transactions not impacting cash

The following transactions with no impact on cash were excluded from the Statements of cash flows:

.. Issue of Company shares and use of treasury stock to acquire minority interests in its subsidiaries (Note 1(b));

.. Exchange of a portion of financing and debentures of the 10th issue and debentures of the 11th issue (Note 15(a) and (c));

.. Exchange of a portion of financing for debentures of 12th issue (Note 15(d)).

.. Capitalization of investment with assignment of right to use (Note 11(c)).

Attachment II

Braskem S.A.

Supplementary Information
Statements of Value Added
Years Ended December 31
In thousands of reais

		Parent company		Consolidated

		2005	2004	2005	2004

1- Revenues		15,051,272	13,963,883	16,936,958	16,055,380
1.1	Sale of goods, products and services	14,994,236	13,996,779	16,922,683	16,082,761
1.2	Allowance for possible loan losses	(26,744)	(46,997)	(32,276)	(51,675)
1.3	Other operating income, net	108,645	40,645	71,707	54,114
1.4	Other non-operating income, net	(24,865)	(26,544)	(25,156)	(29,820)
2- Inputs acquired from third parties		(11,143,728)	(10,255,309)	(12,112,328)	(11,386,914)
2.1	Raw materials used	(10,028,518)	(9,286,858)	(10,779,920)	(9,751,679)
2.2	Cost of products resold	(69,808)	(62,042)	(21,075)	(518,184)
2.3	Materials, energy, third-party service and other	(1,045,402)	(906,409)	(1,311,333)	(1,117,051)
	- Production	(396,755)	(354,172)	(533,238)	(461,102)
	- Selling	(152,822)	(137,737)	(187,401)	(164,151)
	- Administrative	(181,132)	(150,443)	(217,224)	(174,195)
	- Freight expenses	(314,693)	(264,057)	(373,470)	(317,603)
3- Gross value added		3,907,544	3,708,574	4,824,630	4,668,466
4- Retentions
4.1	Depreciation, amortization and depletion	(766,340)	(720,432)	(841,493)	(798,033)
5-Value added generated by the Company		3,141,204	2,988,143	3,983,137	3,870,433
6- Value added received on transfer		74,502	(21,382)	(139,575)	(152,188)
6.1	Equity in the results	115,270	13,457	(113,450)	(97,972)
6.2	Financial income	(40,768)	(34,839)	(26,125)	(54,216)
7- Total value added to be distributed		3,215,706	2,966,760	3,843,562	3,718,245

Attachment II

Braskem S.A.

Supplementary Information
Statements of Value Added
Years Ended December 31
In thousands of reais

(continued)

		Parent company		Consolidated

	2005	2004	2005	2004

Distribution of value added	3,215,706	2,966,760	3,843,562	3,718,245

Personnel and charges	481,914	366,778	586,592	472,690
Salaries and charges	335,122	285,248	419,469	365,045
Sales commissions	39,818	34,257	42,051	45,673
Directors’ fees	10,469	10,111	13,911	11,932
Other benefits	96,505	37,162	111,161	50,040
Taxes and contributions	1,521,669	861,240	2,006,106	1,341,400
Federal	1,260,685	917,865	1,612,866	1,286,742
State	305,611	2,976	472,200	156,862
Local	7,412	4,147	10,853	6,810
(-) Tax incentives	(52,039)	(63,748)	(89,813)	(109,014)
Interest and rental	474,309	982,315	591,397	1,084,003
Interest	465,945	967,898	581,165	1,068,549
Rental	8,364	14,417	10,232	15,454
Minority interests in retained earnings			(54,068)	24,565

Retained earnings for the year	737,814	756,427	713,535	795,587
Legal reserve	34,289	34,634	34,289	34,634
Retention of profits	325,743	454,551	265,805	448,899
Tax incentives	52,039	63,748	87,698	108,560
Dividends proposed and interest on capital	325,743	203,494	325,743	203,494

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer